

03022815

82- SUBMISSIONS FACING SHEE

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacrim International Capital Inc.

*CURRENT ADDRESS Suite 3202, Tower II
Lippo Centre, 89 Queensway
Central, Hong Kong

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3812 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE : 6/16/03

PACRIM INTERNATIONAL CAPITAL INC.

SECOND QUARTER RESULTS

TO

DECEMBER 31, 2002

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Balance Sheet
As at December 31 and June 30, 2002
(Unaudited - Prepared by Management)

	December 31 2002 $	June 30 2002 $
Assets		
Income Properties		
Rental properties	38,166,381	39,076,080
Hotel and other	22,137,709	76,766,311
Condominium properties under development	5,915,007	6,376,185
Other properties under development	3,489,936	3,052,090
	69,709,033	125,270,666
Other		
Cash and cash equivalents	2,433,009	3,001,387
Amounts receivable	8,602,209	9,667,954
Deposits	5,135,654	919,023
Deferred charges and prepaid expenses	3,306,670	3,557,533
Other assets	4,965,935	5,151,189
	94,152,510	147,567,751
Liabilities		
Mortgages payable	62,010,709	122,930,165
Other liabilities		
Future income tax liabilities	3,863,627	1,627,728
Accounts payable and accrued liabilities	3,729,464	5,795,824
Other debt	741,490	665,965
	70,345,290	131,019,682
Shareholders' Equity		
Capital stock	8,155,448	8,155,448
Adjustment arising on reorganization	(5,068,005)	(5,068,005)
Contributed surplus	1,093,271	1,093,271
Retained earnings	19,626,506	12,367,355
	23,807,220	16,548,069
	94,152,510	147,567,751

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statement of Income
For the three and six months ended December 31, 2002 and 2001
(Unaudited - Prepared by Management)

	3 months ended December 31		6 months ended December 31	
	2002 **$**	**2001** **$**	**2002** **$**	**2001** **$**
Revenue	10,891,685	11,972,124	19,371,622	26,070,317
Expenses				
Amortization	771,334	1073,004	2,008,910	2,150,267
Direct costs	8,325,022	7,955,165	13,034,706	16,274,677
Mortgage interest	1,112,832	2,114,167	2,400,640	4,307,403
	10,209,188	11,142,336	17,444,256	22,732,347
Income from properties	682,497	829,788	1,927,366	3,337,970
General and administrative expenses	1,380,835	987,113	2,382,940	1,940,049
Income (loss) before the following	(698,338)	(157,325)	(455,474)	1,397,921
Gain on sale of hotel	2,410	-	9,450,624	-
Gain on debt	500,000	-	500,000	-
Income (loss) before income taxes	(195,928)	(157,325)	9,495,050	1,397,921
Provision for income taxes	(29,468)	(81,835)	2,235,899	388,204
Net income (loss) for the period	(166,460)	(75,490)	7,259,151	1,009,717
Basic and fully diluted earnings per share	0.00	0.00	0.11	0.02

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statement of Retained Earnings
For the six months ended December 31, 2002 and 2001
(Unaudited – Prepared by Management)

	Six months ended December 31	
	2002	**2001**
	$	**$**
Retained earnings, beginning of period	12,367,355	13,681,812
Net income	7,259,151	1,009,717
	19,626,506	14,691,529
Dividends paid on preferred shares	-	70,350
Retained earnings, end of period	19,626,506	14,621,179

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statement of Cash Flows
For the three and six months ended December 31, 2002 and 2001
(Unaudited - Prepared by Management)

	3 months ended December 31		6 months ended December 31	
	2002	2001	2002	2001
	$	$	$	$
Cash provided by (used in)				
Operating activities				
Net income (loss)	(166,460)	(75,490)	7,259,151	1,009,717
Charges (credits) to income not involving cash				
Amortization	771,334	1,073,001	2,008,910	2,150,264
Equity in the results of affiliated company	7,654	(18,338)	13,353	(16,326)
Future income taxes	(26,524)	(218,581)	2,265,367	154,448
Gain on sale of rental property	-	-	-	(44,480)
Gain on sale of land	-	(208,510)	-	(208,510)
Gain on sale of hotel	(2,410)	-	(9,450,624)	-
Gain on debt	(500,000)		(500,000)	-
Funds from operations	83,594	552,082	1,596,157	3,045,113
Lease inducements	(89,389)	(455,360)	(103,241)	(654,135)
Net change in other operating items	3,246,556	1,684,235	(3,753,865)	(2,813,512)
Cash flow from (used in) operating activities	3,240,761	1,780,957	(2,260,949)	(422,534)
Financing activities				
Dividends paid on preferred shares	-	-	-	(70,350)
Mortgage financing	1,800,000	1,884,086	8,728,318	9,842,229
Mortgage principal repayment	(4,079,805)	(5,013,730)	(69,147,774)	(14,042,361)
Increase (decrease) in other debt	40,491	(178,446)	75,525	(366,820)
Cash flow used in financing activities	(2,239,314)	(3,308,090)	(60,343,931)	(4,637,302)
Investing activities				
Capital expenditures				
Rental properties	(133,469)	(3,930)	(234,252)	(200,616)
Hotels	(230,817)	(214,485)	(1,155,050)	(324,197)
Properties under development	(454,987)	(466,770)	(977,846)	(639,085)
Increase in loans receivable	(536,397)	(1,641,527)	(596,350)	(2,138,669)
Proceeds from sale of land	-	1,152,000	-	1,152,000
Proceeds from sale of income properties	-	-	-	4,775,000
Proceeds from sale of hotel	-	-	65,000,000	-
Cash flow (used in) from investing activities	(1,355,670)	(1,174,712)	62,036,502	2,624,433
Net change in cash and cash equivalents during the period	(354,223)	(2,701,845)	(568,378)	(2,435,403)
Cash and cash equivalents, Beginning of period	2,787,232	3,393,388	3,001,387	3,126,946
Cash and cash equivalents, End of period	2,433,009	691,543	2,433,009	691,543
Supplemental cash flow information				
Interest income received	14,955	36,158	34,398	59,208
Interest paid	1,209,835	2,348,093	2,515,338	4,801,309
Taxes paid	82,500	100,000	165,000	190,000

PACRIM INTERNATIONAL CAPITAL INC.
Notes to the Consolidated Financial Statements
For the six months ended December 31, 2002 and 2001

1. Summary of accounting policies

The company's most recent issued Annual Report includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 2 to the Consolidated Financial Statements included in that Report.

The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of only normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principals in Canada.

2. Share capital

Common shares
Authorized:
1,200,000,000 common shares with a par value of $0.01 each.
Issued and outstanding: 63,357,974 common shares.

Convertible redeemable preferred shares (CRPS)
Authorized:
16,205,000 at a par value of $1.00 each.
Issued and outstanding: 7,035,000.

Management Discussion and Analysis

Overview

Pacrim International Capital Inc. (the company) through its wholly owned subsidiary Pacrim Developments Inc. is a growth oriented real estate and hospitality company which is focused on the ownership, development and management of commercial and residential real estate, hotels and restaurants. The company's primary investment objective is the creation of value for its shareholders by maximizing cash flow from its real estate and hotel portfolio and growing its asset base by new development and acquisitions.

The company currently has 600,000 sq.ft. of commercial real estate owned and managed, 316 multi-family units in varying degrees of development, 19 hotels (17 third party) under management and 4 restaurants.

Financial Highlights

Revenue for the three-month period to December 31, 2002 has decreased by approximately $1.1m which is the net result of the sale of the Sheraton Suites Calgary Eau Claire hotel which took place in July, 2002 and the realization of $4.7m in revenue from condominium sales. Net loss for the three-month period has remained stable when compared to the same period last year. While revenue from our hospitality division has decreased by more than 35%, the Company has been successful in replacing this revenue from other sources such as the multi-unit residential business.

Funds from operations have decreased by $0.7 due to the sale of the Sheraton Suites Calgary Eau Claire.

	3 months ended December 31, 2002	3 months ended December 31, 2001
Revenue	10,891,685	11,972,124
Net loss	(166,460)	(75,490)
Funds from operations	83,594	552,082
Total assets	94,152,510	147,567,751
Mortgages	62,010,709	122,930,165

Per Common Share

Revenue	0.17	0.19
Net loss	(0.002)	(0.001)
Funds from operations	0.001	0.01

Real Estate

Multi-unit Residential

During the second quarter this division generated approximately $4.7m in revenue which resulted in $0.7m in profit for the company. The company had no revenue from this division during the same period last year.

Construction of Phase I of Golf Greens, our 70-unit condominium development in Fredericton, NB was completed during our second quarter with 31 units closing during that period. Over 60% of the units have been sold with current sales activity meeting aggressive milestones. The remaining sold units will continue to close during the third and fourth quarter. This project was completed on budget and original profitability goals will be met.

The multi-unit housing market in Fredericton, NB continues to be stable and we have started to explore the development opportunities for Phase II of Golf Greens. The timing of the development of this site will depend on market demand and financial performance targets.

Construction of the The Royalton, a 60-unit condominium project located in Halifax NS progressed significantly during the second quarter. The project has 24 presales and we expect to be sold out by the end of our fiscal year. The project is expected to generate over $10.0m in revenue during the second fiscal quarter of 2004.

Given our financial success in the multi-unit residential sector our development team has been directed to investigate and seek out opportunities within Atlantic Canada and throughout other parts of the country. This division will continue to be a major focus for the company as we move into fiscal 2004.

Commercial

The company continued to achieve its financial and operating objectives during the second quarter despite a more challenging leasing environment and increased vacancies in our primary markets. While our overall occupancy declined to 83% from 86% at June 30, 2002, revenue from this division increased by $0.1 to $1.8m when compared to the same period last year.

Over 14,000 sq.ft. of commercial space was leased during the quarter even though the leasing environment was slower than anticipated. We successfully negotiated over 18,000 sq. ft. of renewal business in one of our larger properties which has ensured it continued success.

Expansion of the Bayers Lake Lifestyle Centre to accomodate Home Outfitters commenced during the latter half of the second quarter. This additional 15,000 sq. ft. will serve to enhance the already substantial cash flow from this property in addition to drawing more national tenants to the existing mix of local and regional tenants that currently occupy space in that location.

Hospitality

Owned properties

The company's hospitality division is made up of three hotels and four restaurants. Revenue for the three months ended December 31, 2002 was $4.3m compared to $9.8m for the same period last year. As noted in previous reports the decrease is due to the sale of the Sheraton Suites Calgary in July, 2002.

RevPar has remained stable for the hotel portfolio at $70.20 compared to $71.08 for the same period last year. Management expects the division to meet its financial objectives for the year.

Management services

Pacrim Hospitality Services Inc., (PHSI) which is 50% owned by the company continues to expand it's portfolio. With 19 hotels and 4 restaurants under management the growth in this division during the past 24 months has exceeded expectation.

PHSI revenue has grown by 43% to $0.3m for the three months ended December 31, 2002 when compared to the same period last year. The revenue is made up of management service, accounting and asset management fees for our owned and third party managed hotels. PHSI holds minority equity positions in some of these hotels and will continue to lever future management opportunities using the same means.

Risk Management

Risk factors remain unchanged from those described in the company's June 30, 2002 Management Discussion and Analysis.

Outlook

As we look to the remainder of fiscal 2003, the company's strategy is to act upon opportunities in both the multi-unit residential and third party hotel management areas as market conditions warrant. We have sharpened our focus on these two key areas and will continue to explore new ventures that meet our financial and strategic targets and objectives.

Forward Looking Statements

When used in this Management Discussion and Analysis, the words "believes" and "expects" and similar expressions are intended to identify forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated or implied. Given these uncertainties, readers are cautioned not to place undue reliance on these statements.

ITEM 3

03 MAY -5 AM 7:21

Management Discussion and Analysis

Overview

Pacrim International Capital Inc. (the company) through its wholly owned subsidiary Pacrim Developments Inc. is a growth oriented real estate and hospitality company which is focused on the ownership, development and management of commercial and residential real estate, hotels and restaurants. The company's primary investment objective is the creation of value for its shareholders by maximizing cash flow from its real estate and hotel portfolio and growing its asset base by new development and acquisitions.

The company currently has 600,000 sq.ft. of commercial real estate owned and managed, 316 multi-family units in varying degrees of development, 19 hotels (17 third party) under management and 4 restaurants.

Financial Highlights

Revenue for the three-month period to December 31, 2002 has decreased by approximately $1.1m which is the net result of the sale of the Sheraton Suites Calgary Eau Claire hotel which took place in July, 2002 and the realization of $4.7m in revenue from condominium sales. Net loss for the three-month period has remained stable when compared to the same period last year. While revenue from our hospitality division has decreased by more than 35%, the Company has been successful in replacing this revenue from other sources such as the multi-unit residential business.

Funds from operations have decreased by $0.5 due to the sale of the Sheraton Suites Calgary Eau Claire.

	3 months ended December 31, 2002	3 months ended December 31, 2001
Revenue	10,891,685	11,972,124
Net loss	(166,460)	(75,490)
Funds from operations	83,594	552,082
Total assets	94,152,510	147,567,751
Mortgages	62,010,709	122,930,165

Per Common Share

Revenue	0.17	0.19
Net loss	(0.002)	(0.001)
Funds from operations	0.001	0.01

Real Estate

Multi-unit Residential

During the second quarter this division generated approximately $4.7m in revenue, which resulted in $0.7m in profit for the company. The company had no revenue from this division during the same period last year.

Construction of Phase I of Golf Greens, our 70-unit condominium development in Fredericton, NB was completed during our second quarter with 31 units closing during that period. Over 60% of the units have been sold with current sales activity meeting aggressive milestones. The remaining sold units will continue to close during the third and fourth quarter. This project was completed on budget and original profitability goals will be met.

The multi-unit housing market in Fredericton, NB continues to be stable and we have started to explore the development opportunities for Phase II of Golf Greens. The timing of the development of this site will depend on market demand and financial performance targets.

Construction of the The Royalton, a 60-unit condominium project located in Halifax NS progressed significantly during the second quarter. The project has 24 presales and we expect to be sold out by the end of our fiscal year. The project is expected to generate over $10.0m in revenue during the second fiscal quarter of 2004.

Given our financial success in the multi-unit residential sector our development team has been directed to investigate and seek out opportunities within Atlantic Canada and throughout other parts of the country. This division will continue to be a major focus for the company as we move into fiscal 2004.

Commercial

The company continued to achieve its financial and operating objectives during the second quarter despite a more challenging leasing environment and increased vacancies in our primary markets. While our overall occupancy declined to 83% from 86% at June 30, 2002, revenue from this division increased by $0.1 to $1.8m when compared to the same period last year.

Over 14,000 sq.ft. of commercial space was leased during the quarter even though the leasing environment was slower than anticipated. We successfully negotiated over 18,000 sq. ft. of renewal business in one of our larger properties which has ensured it continued success.

Expansion of the Bayers Lake Lifestyle Center to accommodate Home Outfitters commenced during the latter half of the second quarter. This additional 15,000 sq. ft. will serve to enhance the already substantial cash flow from this property in addition to drawing more national tenants to the existing mix of local and regional tenants that currently occupy space in that location.

Hospitality

Owned properties

The company's hospitality division is made up of three hotels and four restaurants. Revenue for the three months ended December 31, 2002 was $4.3m compared to $9.8m for the same period last year. As noted in previous reports the decrease is due to the sale of the Sheraton Suites Calgary in July, 2002.

RevPar has remained stable for the hotel portfolio at $70.20 compared to $71.08 for the same period last year. Management expects the division to meet its financial objectives for the year.

Management services

Pacrim Hospitality Services Inc., (PHSI) which is 50% owned by the company continues to expand it's portfolio. With 19 hotels and 4 restaurants under management the growth in this division during the past 24 months has exceeded expectation.

PHSI revenue has grown by 43% to $0.3m for the three months ended December 31, 2002 when compared to the same period last year. The revenue is made up of management service, accounting and asset management fees for our owned and third party managed hotels. PHSI holds minority equity positions in some of these hotels and will continue to lever future management opportunities using the same means.

Risk Management

Risk factors remain unchanged from those described in the company's June 30, 2002 Management Discussion and Analysis.

Outlook

As we look to the remainder of fiscal 2003, the company's strategy is to act upon opportunities in both the multi-unit residential and third party hotel management areas as market conditions warrant. We have sharpened our focus on these two key areas and will continue to explore new ventures that meet our financial and strategic targets and objectives.

Forward Looking Statements

When used in this Management Discussion and Analysis, the words "believes" and "expects" and similar expressions are intended to identify forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated or implied. Given these uncertainties, readers are cautioned not to place undue reliance on these statements.

ITEM 4

News release via Canada NewsWire, Halifax 902-422-1411

Attention Business/Financial Editors:
Pacrim International Announces Second Quarter Results

HALIFAX, Feb. 24 /CNW/ -

To our Shareholders:

Pacrim International Capital Inc. (the company) is pleased to report the company's results for the second fiscal quarter ended December 31, 2002.

Financial Highlights

Revenue for the three-month period to December 31, 2002 has decreased by approximately $1.1m which is the net result of the sale of the Sheraton Suites Calgary Eau Claire hotel which took place in July, 2002 and the realization of $4.7m in revenue from condominium sales. Net loss for the three-month period has remained stable when compared to the same period last year. As a result of the sale, revenue from our hospitality division has decreased by more than 35% but the company has been successful in replacing this revenue from other sources such as the multi-unit residential business.

Funds from operations have decreased by $0.5m due to the sale of the Sheraton Suites Calgary Eau Claire.

<<

	3 months ended December 31, 2002	3 months ended December 31, 2001
Revenue	10,891,685	11,972,124
Net loss	(166,460)	(75,490)
Funds from operations	83,594	552,082
Total assets	94,152,510	147,567,751
Mortgages	62,010,709	122,930,165

Per Common Share

Revenue	0.17	0.19
Net loss	(0.002)	(0.001)
Funds from operations	0.001	0.01

>>

Real Estate

Multi-unit Residential

During the second quarter this division generated approximately $4.7m in revenue which resulted in $0.7m in profit for the company. The company had no revenue from this division during the same period last year.

Construction of Phase I of Golf Greens, our 70-unit condominium

development in Fredericton, NB was completed during our second quarter with 31 units closing during that period. Over 60% of the units have been sold with current sales activity meeting aggressive milestones. The remaining sold units will continue to close during the third and fourth quarter. This project was completed on budget and original profitability goals will be met.

The multi-unit housing market in Fredericton, NB continues to be stable and we have started to explore the development opportunities for Phase II of Golf Greens. The timing of the development of this site will depend on market demand and the ability to meet financial performance targets.

Construction of the The Royalton, a 60-unit condominium project located in Halifax NS progressed significantly during the second quarter. The project has 24 presales and we expect to be sold out by the end of our fiscal year. The project is expected to generate over $10.0m in revenue during the second fiscal quarter of 2004.

Commercial

The company continued to achieve its financial and operating objectives during the second quarter despite a more challenging leasing environment and increasing vacancies in our primary markets. While our overall occupancy declined to 83% from 86% at June 30, 2002, revenue from this division increased by $0.1m to $1.8m when compared to the same period last year.

Over 14,000 sq.ft. of commercial space was leased during the quarter even though the leasing activity was slower than anticipated. We successfully negotiated over 18,000 sq. ft. of renewal business in one of our larger properties which has ensured it continued success.

Expansion of the Bayers Lake Lifestyle Center to accommodate Home Outfitters commenced during the latter half of the second quarter. This additional 15,000 sq. ft. will serve to enhance the already substantial cash flow from this property in addition to drawing more national tenants to the existing mix of local and regional tenants that currently occupy space in that location.

Hospitality

Owned properties

The company's hospitality division is made up of three hotels and four restaurants. Revenue for the three months ended December 31, 2002 was $4.3m compared to $9.8m for the same period last year. As noted in previous reports the decrease is due to the sale of the Sheraton Suites Calgary in July 2002.

RevPar has remained stable for the hotel portfolio at $70.20 compared to $71.08 for the same period last year.

Management services

Pacrim Hospitality Services Inc., (PHSI) which is 50% owned by the company continues to expand its portfolio. With 19 hotels and 4 restaurants under management the growth in this division during the past 24 months has exceeded expectation.

PHSI revenue has grown by 43% to $0.3m for the three months ended December 31, 2002 when compared to the same period last year. The revenue is made up of management service, accounting and asset management fees for our owned and third party managed hotels. PHSI holds minority equity positions in some of these hotels and will continue to lever future management opportunities using the same means.

Outlook

As we look to the remainder of fiscal 2003, the company's strategy is to act upon opportunities in both the multi-unit residential and third party hotel management areas as market conditions warrant. We have sharpened our

focus on these two key areas and will continue to explore new ventures that meet our financial and strategic objectives.

Guy Lam
Chairman
%SEDAR: 00003175E

-0- 02/24/2003

/For further information: Tracy Sherren, Suite 11, 117 Kearney Lake Road, Halifax, Nova Scotia, Canada, B3M - 4N9, (902) 457-0144/
(PCN.)

CO: Pacrim International Capital Inc.
ST: Nova Scotia
IN: RLT
SU: ERN

-30-

CNW 11:24e 24-FEB-03

ITEM 5



Pacrim Developments Inc.

November 29, 2002

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Vancouver Stock Exchange
Toronto Stock Exchange

Dear Sirs:

RE: PACRIM INTERNATIONAL CAPITAL INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 29th day of November, 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Interim Financial Statements for the three months ended September 30, 2002

Yours very truly,
Pacrim Developments Inc.

Tracy C. Sherren, CA
VP Finance and Chief Financial Officer

Suite 11, 117 Kearney Lake Road
Halifax, NS

ITEM 6

PACRIM INTERNATIONAL CAPITAL INC.

FIRST QUARTER RESULTS

TO

SEPTEMBER 30, 2002

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Balance Sheet
As at September 30 and June 30, 2002
(Unaudited - Prepared by Management)

	September 30 2002 $	June 30 2002 $
Assets		
Income Properties		
Rental properties	38,359,458	39,076,080
Hotel and other	22,154,111	76,766,311
Condominium properties under development	8,638,379	6,376,185
Other properties under development	3,034,949	3,052,090
	76,186,897	125,270,666
Other		
Cash and cash equivalents	2,787,232	3,001,387
Amounts receivable	9,474,407	9,667,954
Deposits	5,185,132	919,023
Deferred charges and prepaid expenses	3,475,798	3,557,533
Other assets	4,937,052	5,151,189
	98,046,518	147,567,751
Liabilities		
Mortgages payable	64,790,514	122,930,165
Other liabilities		
Future income tax liabilities	3,919,619	1,627,728
Accounts payable and accrued liabilities	4,661,706	5,795,824
Other debt	700,999	665,965
	74,072,838	131,019,682
Shareholders' Equity		
Capital stock	8,155,448	8,155,448
Adjustment arising on reorganization	(5,068,005)	(5,068,005)
Contributed surplus	1,093,271	1,093,271
Retained earnings	19,792,966	12,367,355
	23,973,680	16,548,069
	98,046,518	147,567,751

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statement of Income
For the three months ended September 30, 2002 and 2001
(Unaudited - Prepared by Management)

	3 months ended September30 2002 $	3 months ended September 30 2001 $
Revenue	8,479,937	14,098,193
Expenses		
Amortization	1,237,576	1,077,263
Direct costs	4,709,684	8,319,512
Mortgage interest	1,287,808	2,193,236
	7,235,068	11,590,011
Income from properties	1,244,869	2,508,182
General and administrative expenses	1,002,105	952,936
Income before the following	242,764	1,555,246
Gain on sale of hotel	9,448,214	-
Income before income taxes	9,690,978	1,555,246
Provision for income taxes	2,265,367	470,039
Net income for the period	7,425,611	1,085,207
Basic and fully diluted earnings per share	0.12	0.02

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statement of Retained Earnings
For the three months ended September 30, 2002 and 2001
(Unaudited - Prepared by Management)

	3 months ended September 30 2002 $	3 months ended September 30 2001 $
Retained earnings, beginning of period	12,367,355	13,681,812
Net income	7,425,611	1,085,207
	19,792,966	14,767,019
Dividends paid on preferred shares	-	70,350
Retained earnings, end of period	19,792,966	14,696,669

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statement of Cash Flows
For the three months ended September 30, 2002 and 2001
(Unaudited - Prepared by Management)

	3 months ended September 30 2002 $	3 months ended September 30 2001 $
Cash provided by (used in)		
Operating activities		
Net income	7,425,611	1,085,207
Charges (credits) to income not involving cash		
Amortization	1,237,576	1,077,263
Equity in the results of affiliated company	5,699	2,012
Future income taxes	2,291,891	373,029
Gain on sale of hotel	(9,448,214)	-
Funds from operations	1,512,563	2,537,511
Lease inducements	(13,852)	(198,775)
Net change in other operating items	(7,000,421)	(2,117,809)
Cash flow from (used in) operating activities	(5,501,710)	220,927
Financing activities		
Dividends paid on preferred shares	-	(70,350)
Mortgage financing	6,928,318	7,958,143
Mortgage principal repayment	(65,067,969)	(9,028,631)
Increase (decrease) in other debt	35,034	(188,374)
Cash flow used in from financing activities	(58,104,617)	(1,329,212)
Investing activities		
Capital expenditures		
Rental properties	(100,783)	(286,590)
Hotels	(924,233)	(109,712)
Properties under development	(522,859)	(2,506,829)
Increase in loans receivable	(59,953)	(497,142)
Proceeds from sale of income properties	-	4,775,000
Proceeds from sale of hotel	65,000,000	-
Cash flow from investing activities	63,392,172	1,374,727
Net change in cash and cash equivalents during the period	(214,155)	266,442
Cash and cash equivalents, Beginning of period	3,001,387	3,126,946
Cash and cash equivalents, End of period	2,787,232	3,393,388
Supplemental cash flow information		
Interest income received	19,443	23,050
Interest paid	1,350,503	2,453,216
Taxes paid	82,500	90,000

PACRIM INTERNATIONAL CAPITAL INC.
Notes to the Consolidated Financial Statements
For the three months ended September 30, 2002 and 2001

1. Summary of accounting policies

The company's most recent issued Annual Report includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 2 to the Consolidated Financial Statements included in that Report.

The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of only normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principals in Canada.

2. Share capital

Common shares
Authorized:
1,200,000,000 common shares with a par value of $0.01 each.
Issued and outstanding: 63,357,974 common shares.

Convertible redeemable preferred shares (CRPS)
Authorized:
16,205,000 at a par value of $1.00 each.
Issued and outstanding: 7,035,000.

Management Discussion and Analysis

Overview

Pacrim International Capital Inc. (the company) through its wholly owned subsidiary Pacrim Developments Inc. is a growth oriented real estate and hospitality company which is focused on the ownership, development and management of commercial and residential real estate, hotels and restaurants. The company's primary investment objective is the creation of value for its shareholders by maximizing cash flow from its real estate and hotel portfolio and growing its asset base by new development and acquisitions.

The company currently has 600,000 sq.ft. of commercial real estate owned and managed, 316 multi-family units in varying degrees of development, 20 hotels (17 third party) under management and 4 restaurants.

Financial Highlights

Revenue for the three-month period to September 30, 2002 has decreased by approximately $5.6m as a result of the sale of the Sheraton Suites Calgary Eau Claire hotel. Net income has increased as a result of the inclusion of the $9.4m gain realized on the sale of that property.

	3 months ended September 30 2002	3 months ended September 30 2001
Revenue	8,479,937	14,098,193
Net income	7,425,611	1,085,207
Funds from operations	1,512,563	2,537,511
Total assets	98,046,518	153,647,416
Mortgages	64,790,514	125,165,228

Per Common Share

Revenue	0.13	0.22
Net income	0.12	0.02
Funds from operations	0.02	0.04

Real Estate

Multi-unit Residential

Construction of Phase I of Golf Greens, our 70-unit condominium development in Fredericton, NB neared completion at the end of our first fiscal quarter. Sales activity continues to be steady with 55% of the units sold. The building is now complete and market interest is strong.

Pre-marketing of our third condominium development, The Royalton, continued throughout the summer with significant success. The project is 40% pre-sold with construction slated to commence during the second quarter. We expect the 60-unit project to be completely sold out by the end of our fiscal year with closings scheduled for December 2003.

The Citadel Meadows project located in Calgary, AB continues as planned with 45 of the 100 units pre-sold. Construction will be completed in summer of 2003 with the project completely sold out by that time.

The company continues to expand the multi-unit division with the addition of a 16-unit townhouse development on a parcel of land next to the Royalton site. Construction will begin in spring of 2003.

With these four ongoing developments, the company is expected to generate over $30.0m in revenue from the multi-unit residential division over the next 12 to 18 months.

Commercial

The commercial portfolio remained stable during the first half of the quarter. While overall occupancy declined to 84% from 86% at June 30, 2002, revenue from this division increased by $0.1 to $1.8m when compared to the same period last year. Expected increases in operating income were not realized due to the increased amount of vacant space.

During the quarter, several key leasing initiatives yielded a significant amount of renewals and new tenancies. Over 12,000 sq.ft. was leased during the quarter which will ensure our mandate of maintaining an average occupancy in our commercial portfolio of at least 93%.

Hospitality

On July 12th, the sale of the Sheraton Suites Calgary Eau Claire was finalized. This has resulted in a significant decrease in revenue from this division from $12.2m to $6.4m. When comparing the remaining operations, revenue from our hotel and restaurant portfolio has increased by $1.0m. Approximately $0.4m relates to increased sales in the restaurant division with the remainder spread amongst our three remaining hotels.

During the past several quarters, management in the hospitality division has dedicated significant resources to developing a first class third party management service division. As we reported in our annual report, revenue from this division has grown to over $0.5m. We currently have 20 hotels under management and this is expected to grow to 23 by the end of this fiscal year.

Risk Management

Risk factors remain unchanged from those described in the company's June 30, 2002 Management Discussion and Analysis.

Outlook

As we look to the remainder of fiscal 2003, the company's strategy is to act upon opportunities in both the multi-unit residential and third party hotel management divisions as market conditions warrant. We have built an impressive infrastructure and team that will ensure our continued success in these two areas.

Forward Looking Statements

When used in this Management Discussion and Analysis, the words "believes" and "expects" and similar expressions are intended to identify forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated or implied. Given these uncertainties, readers are cautioned not to place undue reliance on these statements.

ITEM 7

Management Discussion and Analysis

Overview

Pacrim International Capital Inc. (the company) through its wholly owned subsidiary Pacrim Developments Inc. is a growth oriented real estate and hospitality company which is focused on the ownership, development and management of commercial and residential real estate, hotels and restaurants. The company's primary investment objective is the creation of value for its shareholders by maximizing cash flow from its real estate and hotel portfolio and growing its asset base by new development and acquisitions.

The company currently has 600,000 sq.ft. of commercial real estate owned and managed, 316 multi-family units in varying degrees of development, 20 hotels (17 third party) under management and 4 restaurants.

Financial Highlights

Revenue for the three-month period to September 30, 2002 has decreased by approximately $5.6m as a result of the sale of the Sheraton Suites Calgary Eau Claire hotel. Net income has increased as a result of the inclusion of the $9.4m gain realized on the sale of that property.

	3 months ended September 30 2002	3 months ended September 30 2001
Revenue	8,479,937	14,098,193
Net income	7,425,611	1,085,207
Funds from operations	1,512,563	2,537,511
Total assets	98,046,518	153,647,416
Mortgages	64,790,514	125,165,228

Per Common Share

Revenue	0.13	0.22
Net income	0.12	0.02
Funds from operations	0.02	0.04

Real Estate

Multi-unit Residential

Construction of Phase I of Golf Greens, our 70-unit condominium development in Fredericton, NB neared completion at the end of our first fiscal quarter. Sales activity continues to be steady with 55% of the units sold. The building is now complete and market interest is strong.

Pre-marketing of our third condominium development, The Royalton, continued throughout the summer with significant success. The project is 40% pre-sold with construction slated to commence during the second quarter. We expect the 60-unit project to be completely sold out by the end of our fiscal year with closings scheduled for December 2003.

The Citadel Meadows project located in Calgary, AB continues as planned with 45 of the 100 units pre-sold. Construction will be completed in summer of 2003 with the project completely sold out by that time.

The company continues to expand the multi-unit division with the addition of a 16-unit townhouse development on a parcel of land next to the Royalton site. Construction will begin in spring of 2003.

With these four ongoing developments, the company is expected to generate over $30.0m in revenue from the multi-unit residential division over the next 12 to 18 months.

Commercial

The commercial portfolio remained stable during the first half of the quarter. While overall occupancy declined to 84% from 86% at June 30, 2002, revenue from this division increased by $0.1 to $1.8m when compared to the same period last year. Expected increases in operating income were not realized due to the increased amount of vacant space.

During the quarter, several key leasing initiatives yielded a significant amount of renewals and new tenancies. Over 12,000 sq.ft. was leased during the quarter which will ensure our mandate of maintaining an average occupancy in our commercial portfolio of at least 93%.

Hospitality

On July 12th, the sale of the Sheraton Suites Calgary Eau Claire was finalized. This has resulted in a significant decrease in revenue from this division from $12.2m to $6.4m. When comparing the remaining operations, revenue from our hotel and restaurant portfolio has increased by $1.0m. Approximately $0.4m relates to increased sales in the restaurant division with the remainder spread amongst our three remaining hotels.

During the past several quarters, management in the hospitality division has dedicated significant resources to developing a first class third party management service division. As we reported in our annual report, revenue from this division has grown to over $0.5m. We currently have 20 hotels under management and this is expected to grow to 23 by the end of this fiscal year.

Risk Management

Risk factors remain unchanged from those described in the company's June 30, 2002 Management Discussion and Analysis.

Outlook

As we look to the remainder of fiscal 2003, the company's strategy is to act upon opportunities in both the multi-unit residential and third party hotel management divisions as market conditions warrant. We have built an impressive infrastructure and team that will ensure our continued success in these two areas.

Forward Looking Statements

When used in this Management Discussion and Analysis, the words "believes" and "expects" and similar expressions are intended to identify forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated or implied. Given these uncertainties, readers are cautioned not to place undue reliance on these statements.

ITEM 8

News release via Canada NewsWire, Halifax 902-422-1411 -aj-

Attention Business/Financial Editors:
Pacrim International Announces First Quarter Results

HALIFAX, Nov. 29 /CNW/ -

To our Shareholders:

Pacrim International Capital Inc. (the company) is pleased to report the company's results for the first fiscal quarter ended September 30, 2002. Revenue for the three-month period to September 30, 2002 has decreased by approximately $5.6m as a result of the sale of the Sheraton Suites Calgary Eau Claire hotel. Net income has increased as a result of the inclusion of the gain realized on the sale of $9.4m.

<<

Financial Highlights

	3 months ended September 30 2002	3 months ended September 30 2001
Revenue	8,479,937	14,098,193
Net income	7,425,611	1,085,207
Funds from operations	1,512,563	2,537,511
Total assets	98,046,518	153,647,416
Mortgages	64,790,514	125,165,228

Per Common Share

Revenue	0.13	0.22
Net income	0.12	0.02
Funds from operations	0.02	0.04

>>

Real Estate

Multi-unit Residential

Construction of Phase I of Golf Greens, our 70-unit condominium development in Fredericton, NB neared completion at the end of our first fiscal quarter. Sales activity continues to be steady with 55% of the units sold. The building is now complete and market interest is strong.

Pre-marketing of our third condominium development, The Royalton, continued throughout the summer with significant success. The project is 40% pre-sold with construction slated to commence during the second quarter. We expect the 60-unit project to be completely sold out by the end of our fiscal year with closings scheduled for December 2003.

The Citadel Meadows project located in Calgary, AB continues as planned with 40 of the 100 units pre-sold. Construction will be completed in summer of

2003 with the project completely sold out by that time.

The company continues to expand the multi-unit division with the addition of a 16-unit townhouse development on a parcel of land next to the Royalton site. Construction will begin in spring of 2003.

With these four ongoing developments, the company is expected to generate over $30.0m in revenue from the multi-unit residential division over the next 12 to 18 months.

Commercial

The commercial portfolio remained stable during the first half of the quarter. While overall occupancy declined to 84% from 86% at June 30, 2002, revenue from this division increased by $0.1 to $1.8m when compared to the same period last year. Expected increases in operating income were not realized due to the increased amount of vacant space.

During the quarter, several key leasing initiatives yielded a significant amount of renewals and new tenancies. Over 12,000 sq.ft. was leased during the quarter which will help ensure our mandate of maintaining an average occupancy in our commercial portfolio of at least 93%.

Hospitality

On July 12th, the sale of the Sheraton Suites Calgary Eau Claire was finalized. This has resulted in a significant decrease in revenue from this division from $12.2m to $6.4m. When comparing the remaining operations, revenue from our hotel and restaurant portfolio has increased by $1.0m. Approximately $0.4m related to increased sales in the restaurant division with the remainder spread amongst our three remaining hotels.

During the past several quarters, management in the hospitality division has dedicated significant resources to developing a first class third party management service division. As we reported in our annual report, revenue from this division has grown to over $0.5m. We currently have 20 hotels under management and this is expected to grow to 23 by the end of this fiscal year.

Outlook

As we look to the remainder of fiscal 2003, the company's strategy is to act upon opportunities in both the multi-unit residential and third party hotel management divisions as market conditions warrant. We have built an impressive infrastructure and team that will ensure our continued success in these two areas.

Guy Lam
Chairman
%SEDAR: 00003175E

-0- 11/29/2002

/For further information: Tracy Sherren, Suite 11, 117 Kearney Lake Road, Halifax, Nova Scotia, Canada B3M - 4N9, (902) 457-0144/
(PCN.)

CO: Pacrim International Capital Inc.
ST: Nova Scotia
IN: RLT
SU: ERN

-30-

CNW 11:03e 29-NOV-02

ITEM 9

ITEM 10



Management's Responsibility

The consolidated financial statements of Pacrim International Capital Inc. have been prepared by management and approved by the Board of Directors of the Company. Management is responsible for the preparation and presentation of the information contained in the consolidated financial statements and other sections of the annual report. The Company maintains appropriate systems of internal control, policies and procedures that provide management with reasonable assurance that assets are safeguarded and financial records are reliable and form a proper basis for the preparation of financial statements. The Company's independent auditors, PricewaterhouseCoopers LLP have been appointed by the Shareholders to report on the consolidated financial statements. Their report is included below.

Auditors' Report

To the Shareholders of
Pacrim International Capital Inc.

We have audited the consolidated balance sheet of Pacrim International Capital Inc. as at June 30, 2002 and the consolidated statements of income and retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures were reported on by other auditors without reservation.

PricewaterhouseCoopers LLP

Chartered Accountants

Halifax, Nova Scotia
August 30, 2002



Pacrim International Capital Inc.

Consolidated Balance Sheet

As at June 30, 2002 and 2001

	2002 $	2001 $
Assets		
Income properties (notes 3 and 4)		
Rental properties	39,076,080	39,221,709
Hotels and other	76,766,311	76,961,968
Condominium properties under development	6,376,185	5,733,271
Other properties under development	3,052,090	10,228,316
	125,270,666	132,145,264
Other		
Cash and cash equivalents	3,001,387	3,126,946
Deposits	919,023	2,907,668
Amounts receivable (note 5)	9,667,953	7,950,773
Prepaid expenses and deferred charges	3,557,533	3,873,260
Other assets (note 5)	5,151,189	4,733,617
	147,567,751	154,737,528
Liabilities		
Mortgages payable (note 4)	122,930,165	126,235,717
Other liabilities		
Future income tax liability	1,627,728	794,290
Accounts payable and accrued liabilities	5,795,824	7,341,594
Other debt	665,965	2,503,401
	131,019,682	136,875,002
Shareholders' Equity		
Capital stock (note 6)	8,155,448	8,155,448
Adjustment arising on reorganization (note 1)	(5,068,005)	(5,068,005)
Contributed surplus	1,093,271	1,093,271
Retained earnings	12,367,355	13,681,812
	16,548,069	17,862,526
	147,567,751	154,737,528

Approved by the Board of Directors

Guy Lam   Edward Good   Malcolm Bell



Pacrim International Capital Inc.
Consolidated Statement of Income and Retained Earnings
For the years ended June 30, 2002 and 2001

	2002 $	2001 $
Revenue	57,780,046	50,963,072
Expenses		
Amortization	4,310,970	4,120,984
Direct costs	39,883,434	30,877,121
Mortgage interest	8,592,857	8,975,610
	52,787,261	43,973,715
Income from properties (note 7)	4,992,785	6,989,357
General and administrative expenses	4,637,540	5,963,789
Income before the following	355,245	1,025,568
Gain on refinancing of debt	–	675,000
Gain on sale of income properties	643,935	–
Reduction of provision against marketable securities	237,043	–
Write-down of income properties	(1,249,140)	–
Income (loss) before income taxes	(12,917)	1,700,568
Provision for income taxes (note 8)	1,231,190	342,108
Net income (loss) for the year	(1,244,107)	1,358,460
Retained earnings – Beginning of year	13,681,812	12,464,052
Dividends paid	70,350	140,700
Retained earnings – End of year	12,367,355	13,681,812
Basic and fully diluted earnings (loss) per share	(0.02)	0.02



Pacrim International Capital Inc.
Consolidated Statement of Cash Flows
For the years ended June 30, 2002 and 2001

	2002 $	2001 $
Cash provided by (used in)		
Operating activities		
Net income (loss) for the year	(1,244,107)	1,358,460
Charges (credits) to income not involving cash		
Amortization	4,310,970	4,120,984
Equity in the results of an affiliated company	(5,503)	1,080
Future income taxes	833,438	(35,608)
Gain on refinancing of debt	–	(675,000)
Gain on sale of income properties	(643,935)	–
Reduction of provision against marketable securities	(237,043)	–
Write down of properties	1,249,140	–
Funds from operations	4,262,960	4,769,916
Lease inducements	(689,135)	(1,172,479)
Net change in non-cash operating assets and liabilities (note 9)	1,743,440	(4,712,691)
Cash flow (used in) operating activities	5,317,265	(1,115,254)
Financing activities		
Dividends paid on preferred shares	(70,350)	(140,700)
Mortgage financing	15,446,787	23,262,388
Mortgage principal repayment	(18,752,339)	(14,638,420)
Repayment of other debt	(1,837,436)	(226,356)
Cash flow from (used in) financing activities	(5,213,338)	8,256,912
Investing activities		
Capital expenditures		
Rental properties	(352,011)	(1,533,927)
Hotels	(1,932,765)	(1,262,807)
Properties under development	(1,193,050)	(3,796,758)
Increase in loans receivable	(4,142,660)	(702,452)
Proceeds from sale of income properties	7,391,000	–
Cash flow from (used in) investing activities	(229,486)	(7,295,944)
Net change in cash and cash equivalents during the year	(125,559)	(154,286)
Cash and cash equivalents – Beginning of year	3,126,946	3,281,232
Cash and cash equivalents – End of year	3,001,387	3,126,946
Supplemental cash flow information		
Interest income received	68,087	121,086
Interest paid	9,088,252	9,649,788
Taxes paid	370,000	340,000

1 Status and nature of activities

Pacrim International Capital Inc. (the "Company") was incorporated in the British Virgin Islands on June 5, 1990.

These consolidated financial statements include the results of operations of the Company and its wholly-owned subsidiaries. Particulars of the wholly-owned subsidiaries are as follows:

Name	Place of incorporation	Principal activities
Pacrim Developments Inc. and its subsidiaries	Canada	Hotel and real estate development and management company
Pacrim China Inc.	British Virgin Islands	Investment holding
Pacrim Realty (HK) Limited	Hong Kong	Property holding company
Moldau N.V.	Netherlands Antilles	Investment holding
Cleripes Holding B.V.	Netherlands	Investment holding

All significant intercompany transactions and balances have been eliminated on consolidation.

In conjunction with a comprehensive reorganization undertaken in 1997, the Company acquired promissory notes in exchange for cash and convertible redeemable preferred shares ("CRPS"). As the value of the promissory notes acquired was less than the cash and the par value of the CRPS given as consideration, an adjustment arising on reorganization was booked.

2 Significant accounting policies

The Company's accounting policies and standards of financial disclosure are in accordance with Canadian generally accepted accounting principles as prescribed by the Canadian Institute of Chartered Accountants. The Company's accounting policies also conform with the recommendations of the Canadian Institute of Public and Private Real Estate Companies in all material respects.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries and the Company's proportionate ownership share of the individual assets, liabilities and related income and expenses of a joint venture.

2 Significant accounting policies (continued)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from these estimates.

Income properties

Income properties are recorded at the lower of cost less accumulated amortization and estimated net recoverable amount.

Cost of properties includes all amounts related to the acquisitions and development of properties. The Company capitalizes certain direct costs relating to properties under development until the property reaches its economic value or its accounting completion date, which is determined based upon achieving a satisfactory occupancy level within a predetermined timeframe. Capitalized costs include carrying costs such as interest, realty taxes and other direct expenses.

Amortization of income properties

Amortization of buildings and improvements is determined using the sinking-fund method under which an increasing amount consisting of a fixed annual sum together with interest compounded at the rate of 5% per annum is charged to income so as to fully amortize the buildings and improvements over their estimated useful lives of 40 years.

Amortization of furniture and equipment is provided on a straight-line basis over a period up to 10 years.

Tenant inducements are amortized over the term of the related lease.

Deferred charges

Deferred charges are carried at cost and are amortized over terms appropriate to the expenditure.

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws that are in effect at the year-end.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are charged to operations.

2 Significant accounting policies (continued)

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

Financial instruments

The Company has financial instruments, including cash and cash equivalents, amounts receivable, accounts payable and long-term debt. With the exception of long-term debt, their carrying values approximate their fair values due to their short-term maturity. The carrying value of the Company's long-term debt approximates its fair value as the rates of interest approximate market rates of interest.

3 Income properties

	2002 $	2001 $
Rental properties		
Land	6,717,726	5,103,679
Land improvements	2,146,246	2,146,246
Buildings	34,026,699	34,432,848
Other	2,243,057	2,257,027
	45,133,728	43,939,800
Less: Accumulated amortization	(6,057,648)	(4,718,091)
	39,076,080	39,221,709
Hotels and other		
Land	7,359,979	7,359,979
Buildings	63,605,704	63,202,198
Furniture and equipment	11,461,680	10,141,956
Assets under capital lease	1,934,506	1,533,199
Other	814,481	1,003,422
	85,176,350	83,240,754
Less: Accumulated amortization	(8,410,039)	(6,278,786)
	76,766,311	76,961,968
Condominium properties under development		
Land	323,003	838,115
Construction in progress	6,053,182	4,895,156
	6,376,185	5,733,271
Other properties under development		
Land	2,992,570	3,836,786
Construction in progress – Development	49,320	6,381,330
Construction in progress – Hospitality	10,200	10,200
	3,052,090	10,228,316
	125,270,666	132,145,264

4 Mortgages payable

	2002 $	2001 $
Mortgages payable, bearing interest at a weighted average rate of 6.02% and maturing on various dates from 2002 to 2011. The Company has provided first and second charges on its income properties as security.	122,930,165	126,235,717

The aggregate amount of principal payments required in each of the next five years to meet retirement provisions is as follows:

	$
Year ending June 30, 2003	76,331,141
2004	1,976,659
2005	8,332,003
2006	3,895,582
2007	6,055,290
Subsequent to 2007	26,339,490

5 Amounts receivable and other assets

a) Amounts receivable

	2002 $	2001 $
Trade accounts receivable	3,029,401	3,669,588
Receivable from sale of discontinued operations	–	1,094,370
Due from Eminent Gain Limited (note 11)	129,478	79,113
Loans receivable (note 11)	6,750,814	2,608,154
Due from (to) ultimate holding company	(241,740)	499,548
	9,667,953	7,950,773

The balance due from (to) the ultimate holding company, Pacrim International Capital Holdings Inc. is unsecured, interest-free and has no fixed term of repayment.

b) Other assets

	2002 $	2001 $
Investment in preferred shares of Eminent Gain Limited (note 11(a))	4,269,461	4,269,461
Inventory	358,978	315,572
Marketable securities	391,571	148,584
Equity investments	131,179	–
	5,151,189	4,733,617

6 Capital stock

Authorized
1,200,000,000 common shares with a par value of $0.01 each
16,205,000 convertible redeemable preferred shares with a par value of $1.00 each

	2002 $	2001 $
Issued and outstanding		
63,357,974 common shares	1,120,448	1,120,448
7,035,000 convertible redeemable preferred shares	7,035,000	7,035,000
	8,155,448	8,155,448

Convertible redeemable preferred shares ("CRPS")

Dividend payments on the CRPS are at the discretion of the board of directors. Dividend payments of $70,350 (2001 - $140,700) were made during the year.

The Company may redeem the CRPS at an amount to be determined by the board of directors. The Company has not determined whether and at what price the CRPS will be redeemed.

Stock option plan

The Company has established a stock option plan for directors, officers and employees. The Company has granted options to purchase shares under the terms of the Stock Option Plan. Total stock option activity relating to the Stock Option Plan was as follows:

	Shares	Weighted average exercise price $
Balance June 30, 2000	4,417,500	0.50
Granted	1,000,000	0.50
Balance June 30, 2001	5,417,500	0.50
Granted	630,000	0.50
Balance June 30, 2002	6,047,500	0.50

At June 30, 2002, 6,047,500 options were exercisable at $0.50 with a weighted average remaining contractual life of 5.1 years. Stock options outstanding at June 30, 2002 were as follows:

6 Capital stock (continued)

Expiry date	Option price $	Number of shares
October 28, 2003	0.50	3,048,500
January 1, 2007	0.50	50,000
August 24, 2008	0.50	200,000
January 2, 2009	0.50	20,000
December 14, 2010	0.50	1,099,000
December 8, 2011	0.50	1,000,000
November 2, 2012	0.50	630,000

7 Segmented information

2002 Industry segments

	Rental properties $	Hospitality $	Condominium sales and other $	Total $
Revenue	6,406,309	42,147,342	9,226,395	57,780,046
Expenses				
Amortization	1,684,707	2,407,668	218,595	4,310,970
Direct costs	1,656,596	30,135,775	8,091,063	39,883,434
Mortgage interest	2,463,558	6,129,299	–	8,592,857
	5,804,861	38,672,742	8,309,658	52,787,261
Income from properties	601,448	3,474,600	916,737	4,992,785

2001 Industry segments

	Rental properties $	Hospitality $	Condominium sales and other $	Total $
Revenue	6,297,948	43,696,853	968,271	50,963,072
Expenses				
Amortization	1,632,269	2,281,975	206,740	4,120,984
Direct costs	1,260,701	29,616,420	–	30,877,121
Mortgage interest	2,489,293	6,486,317	–	8,975,610
	5,382,263	38,384,712	206,740	43,973,715
Income from properties	915,685	5,312,141	761,531	6,989,357

8 Income taxes

The provision for (recovery of) income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2002 $	2001 $
Income before income taxes	(12,917)	1,700,568
Statutory income tax rate	42%	45%
Expected income tax	(5,425)	765,256
Effect on income tax of		
Benefit of previously unrecognized losses	–	(1,765,125)
Losses in foreign jurisdictions not recognized	1,277,930	907,075
Deductible large corporation tax	(71,420)	(67,820)
Non-taxable portion of gain on sale of land	(144,885)	–
Impact of rate change on prior year's future tax liability	(23,829)	–
Taxable temporary differences	–	105,657
Large corporation tax	397,752	377,716
Other	(198,933)	19,349
Provision for income taxes	1,231,190	342,108
Future	833,438	(35,608)
Large corporation tax	397,752	377,716
	1,231,190	342,108

The Company has certain tax losses, the benefits of which have been recorded in the consolidated financial statements. Accumulated tax losses carried forward at June 30, 2002 expire as follows:

	$
Year ending June 30, 2005	467,545
2006	4,599,660
2007	466,071
2009 (estimate)	300,000

9 Net change in non-cash operating assets and liabilities

	2002 $	2001 $
Condominium properties under development	(642,914)	(5,733,271)
Deposits	1,988,645	(240,727)
Amounts receivable	2,425,480	2,584,795
Prepaid expenses and deferred charges	(306,975)	(801,396)
Other assets	(175,026)	(13,714)
Accounts payable and accrued liabilities	(1,545,770)	(508,378)
	1,743,440	(4,712,691)

10 Earnings per share

Basic and fully diluted earnings per share for the year ended June 30, 2002 has been computed by dividing consolidated net earnings by the weighted average number of 63,357,974 common shares outstanding during the year (2001 - 63,357,974).

11 Related party transactions

a) Eminent Gain Limited is a company controlled by the Company's majority shareholder. It owns a property recorded at a cost of $7,212,294.

b) Loans receivable include loans to the following related companies:

	2002 $	2001 $
Lam & Co. International	2,283,899	1,094,145
Pacrim Capital Limited	2,922,184	1,308,509
Wu Chun Finance Company	1,022,085	–
3475425 Canada Inc.	168,500	168,500
	6,396,668	2,571,154

The loan to Wu Chun Finance Company bears interest at the rate of 8% per annum and is due on March 14, 2003. The other loans are all non-interest bearing with no set terms of repayment.

12 Commitments and contingencies

Lease commitments

Future minimum lease payments at June 30, 2002 under capital leases for various furniture and equipment are as follows:

	$
Year ending June 30, 2003	219,149
2004	148,287
2005	138,301
2006	84,377
2007	75,051

Legal proceedings

The Company has been named as a defendant in legal proceedings arising from the ownership of a hotel property. The Company believes this claim is without merit and is vigorously defending the action. In the opinion of management, this legal matter will be resolved without material effect on the Company's consolidated financial statements. Trade accounts receivable include amounts due from parties related to this legal proceeding of $1,123,197.

13 Subsequent event

On July 12, 2002 the Company completed the sale of the Sheraton Suites Calgary Eau Claire for cash consideration of $65,000,000. The property consisted of a 323 all suite hotel and two restaurants. At June 30, 2002, the net book value of this property is $54,900,000 and the Company realized a gain on the sale of $9,400,000. Upon closing, debt of $57,561,919 was repaid. During 2002, gross revenue from this property was $22,831,360.

14 Comparative figures

Certain comparative figures for 2001 have been reclassified to conform with the basis of presentation adopted for 2002.

ITEM 11



Pacrim Developments Inc.



November 14, 2002

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Vancouver Stock Exchange
Toronto Stock Exchange

Dear Sirs:

RE: PACRIM INTERNATIONAL CAPITAL INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 14th day of November, 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Notice of Annual Meeting
B) Management Information Circular
C) Proxy
D) Supplemental Mail Return Card

Yours very truly,
Pacrim Developments Inc.

Tracy C. Sherren, CA
VP Finance and Chief Financial Officer

Suite 11, 117 Kearney Lake Road
Halifax, NS

Suite 11, 117 Kearney Lake Road
Halifax, NS

ITEM 12



Pacrim Developments Inc.

November 14, 2002

To the Following Securities Commission(s):	To the Following Stock Exchange(s):
B.C. Securities Commission	Vancouver Stock Exchange
Ontario Securities Commission	Toronto Stock Exchange

Dear Sirs:

RE: PACRIM INTERNATIONAL CAPITAL INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 14th day of November, 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) 2002 Annual Report and Financial Statements for the year ended June 30, 2002

Yours very truly,
Pacrim Developments Inc.

Tracy C. Sherren, CA
VP Finance and Chief Financial Officer

Suite 11, 117 Kearney Lake Road
Halifax, NS

ITEM 13

PACRIM INTERNATIONAL CAPITAL INC.

COMMON SHAREHOLDER PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 17, 2002

The undersigned shareholder of Pacrim International Capital Inc. (the "Corporation") hereby appoints Mr. Guy Lam, Chief Executive Officer of the Corporation, or failing him, ________________of the Corporation, or instead of either of the foregoing, ____________________ as proxy for the undersigned with power of substitution, to attend and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on December 17, 2002 and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the said meeting or any adjournment or adjournments thereof and without limiting the general authorization and powers hereby given, the person(s) named as proxy are specifically directed to vote:

FOR ☐ or **WITHHELD** ☐

(or if no specification is made, **FOR**)

the election of the directors referred to in the Management Information Circular and Proxy Statement.

FOR ☐ or **WITHHELD** ☐

(or if no specification is made, **FOR**)

the appointment of the auditors referred to in the Management Information Circular and Proxy Statement.

SIGNED this _____ day of ______________, 2002 Name:_________________________
Please Print

____
Signature of Shareholder

NOTE:

1. This proxy confers authority for the above-named to vote at his/her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying this proxy or other matters which may properly come before the meeting or any adjournments thereof.
2. Each shareholder has the right to appoint a person or company to represent him at the meeting other than the person specified above. Such right may be exercised by striking out the names of the specified persons and by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.
3. Please sign exactly as your name appears on the proxy. If the shareholder is a corporation, the proxy should be executed by duly authorized officers and the corporate seal affixed.

ITEM 14

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR
of
PACRIM INTERNATIONAL CAPITAL INC.

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of PACRIM INTERNATIONAL CAPITAL INC. (the "Corporation"), will be held on December 17, 2002 at 4:00 pm. (Suite 3202, Tower II, Lippo Centre, Hong Kong) for the following purposes:

1) TO RECEIVE and consider the financial statements for the fiscal year ended June 30, 2002 together with the auditors' report thereon;

2) TO ELECT directors;

3) TO APPOINT auditors and authorize the directors to fix their remuneration;

4) TO TRANSACT such other business as may properly come before the meeting or any adjournment thereof.

A description of the business to be submitted to the meeting is contained in the accompanying Management Information Circular.

DATED at Hong Kong this 4th day of November, 2002

BY ORDER OF THE BOARD OF DIRECTORS

Guy Lam
Chief Executive Officer

Any shareholder who is unable to attend the meeting in person is requested to sign and date the enclosed form of proxy and return such form of proxy in the envelope provided for that purpose for use at the meeting.

PACRIM INTERNATIONAL CAPITAL INC.

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Pacrim International Capital Inc. (the "Corporation") for use at the Annual Meeting of Shareholders of the Corporation (the "Meeting") called for the 17th day of December 2002. It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Corporation. The cost of soliciting proxies for management will be borne by the Corporation.

MANNER IN WHICH PROXIES WILL BE VOTED

The shares represented by the accompanying form of proxy (if the same is properly executed in favour of the persons named therein, the management nominees, and is received at the offices of CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3K9, *not later than 4:30 p.m. (Vancouver time) on December 16, 2002* or by the Chairman of the Meeting before the commencement of the Meeting or, if the Meeting is adjourned, not later than 24 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting or by the Chairman of the Meeting before the commencement of such adjourned Meeting) will be voted or withheld from voting in accordance with the specifications made on the particular form of proxy. **In the absence of such a specification, such shares will be voted for the election of directors, for the appointment of auditors and the authorization of the directors to fix their remuneration all as specified in this Management Information Circular.**

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice, and with respect to other matters which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters.

ALTERNATE PROXY

Each shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder, to attend and act for him and on his behalf at the Meeting. Any shareholder wishing to exercise such right may do so by inserting in the blank space provided in the accompanying form of proxy the name of the person whom such shareholder wishes to appoint as proxy and by duly depositing such proxy or by duly completing and depositing another proper form of proxy.

REVOCABILITY OF PROXY

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder duly executing another form of proxy bearing a later date and duly depositing the same before the specified time, or may be made by written instrument revoking such

proxy executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the offices of CIBC Mellon Trust Company at the address aforesaid, at any time up to the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the date of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

At November 12th, 2002, the authorized capital of the Corporation is $12,000,000 divided into 1,200,000,000 common shares with a par value of $0.01 per share, of which 63,357,974 are issued and outstanding and $16,205,000 divided into 16,205,000 convertible redeemable preferred shares with a par value of $1.00 per share, of which 7,035,000 are issued and outstanding. To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to the Corporation's outstanding common shares as at the date of this report, except as follows:

Name and Address	Type of Ownership	Number of Shares	Percentage of Issued Shares
Pacrim International Capital Holdings Inc.	Beneficial	34,196,763	53.97%
Hong Kong-Shanghai Products Inc. (1)	Beneficial	6,335,815	10.0%

(1) All of the outstanding shares of these companies are beneficially owned by Guy Lam, a director and officer of the Corporation.

The Corporation has fixed November 12, 2002 as the record date for purposes of determining shareholders entitled to receive notice of the Meeting. In accordance with the provisions of the Act, the Corporation will prepare a list of the holders of Voting Shares on such record date. Each holder of Voting Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting except to the extent that (a) the shareholder has transferred any of his or her shares after the date on which the list was prepared, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

ELECTION OF DIRECTORS

The number of directors has been fixed at three. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will not be able to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting and until his successor is duly elected unless, prior thereto, he resigns or his office becomes vacant by death or other cause.

The following table sets out certain information with respect to the nominated directors of the Corporation.

Name of Director	Date of Original Appointment	Number of Common Shares Held[(1)]	Principal Occupation	Positions other than director held with the Corporation
Guy Lam Hong Kong	Oct. 28/91	40,668,293	Chief Executive Officer and Secretary of the Corporation	Chairman, Chief Executive Officer and Secretary of the Corporation
Edward Good Halifax, Nova Scotia	Feb. 5/98	60,000	President of the Corporation and Pacrim Developments Inc.	President of the Corporation and Pacrim Developments Inc.
Malcolm Bell Hong Kong	Apr. 15/98	10,000	Solicitor of the Corporation	Solicitor of the Corporation

(1) Includes shares beneficially owned, directly or indirectly, or over which control or direction is exercised. See "Voting Securities and Principal Holders Thereof."

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers, Chartered Accountants, Halifax, Nova Scotia, Canada ("PWC") were appointed auditors of the Corporation for fiscal 2002 on April 18th, 2002 by the Directors. The Directors have determined that PWC be proposed for appointment as auditors for the next fiscal period.

The persons named in the enclosed form of proxy intend to vote for the appointment of PWC as auditors of the Corporation at a remuneration to be fixed by the directors, to hold office until the close of the next annual meeting.

EXECUTIVE COMPENSATION

Summary Compensation Table. The following table sets forth all compensation paid in respect of the CEO and those individuals who were Named Executive Officers for the fiscal year ended June 30, 2002 whose total salary and bonus exceeded $100,000 during the period.

Name and Principal Position	Annual Compensation				Long-Term Compensation Awards
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options (#)
Guy Lam, Chief Executive Officer	2002	Nil	Nil	$461,520 (housing allowance)	Nil
	2001	Nil	Nil	$461,520 (housing allowance)	Nil
	2000	Nil	Nil	$346,153 (housing allowance)	Nil
Edward Good, President	2002	$300,000	$150,000	$7,200 (car allowance)	Nil
	2001	$300,000	$110,000	$7,200 (car allowance)	480,000
	2000	$300,000	$100,000	$7,200 (car allowance)	800,000

Value at June 30, 2002 of Unexercised Stock Options. Information regarding unexercised stock options held by the Named Executive Officers at June 30, 2002 is summarized in the following table. The Named Executive Officers did not exercise any options during the fiscal year.

Name	Unexercised Stock Options at June 30, 2002 (#)		Value of Unexercised in-the-Money Stock Options at June 30, 2002 ($)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Guy Lam	3,708,000	125,000	Nil	Nil
Edward Good	1,503,000	220,000	Nil	Nil

Directors' Compensation. During the year, Malcolm Bell received $5,000 for serving as a Director of the Corporation. None of the other directors of the Corporation received fees or other cash compensation in their capacity as directors. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Employment Agreements with Named Executive Officers. Pursuant to an employment agreement dated January 1, 1999 and commencing July 1, 1998, with Mr. Guy Lam, the Corporation agreed to employ Mr. Lam until June 30, 2003. The agreement provides for payment of a base salary and housing allowance of $400,000 annually plus a performance bonus if the before tax net profit (as determined by reference to the Corporation's audited consolidated financial statements) of the Corporation exceeds $3,000,000 in any financial year. If it does, Mr. Lam will receive a bonus equal to 5% of net profit if such profit is greater than $3 million and not more than $4 million; 6% if such profit is greater than $4 million and not more than $5 million; 7% if such profit is greater than $5 million and not more than $6 million; 8% if such profit is greater than $6 million and not more than $7 million; 9% if such profit is greater than $7 million and not more than $8 million; 10% if such profit is greater than $8 million. If Mr. Lam's employment ceases part way through a financial year, any bonus payable will be pro-rated for the portion of the year during which he was employed. Mr. Lam will be reimbursed for all expenses reasonably incurred by him in the proper performance of his duties, including all rental expenses for living accommodation in Hong Kong.

During fiscal 2002, the Corporation and Mr. Lam agreed to waive his salary and agreed to a housing allowance equivalent to $38,460 per month as total compensation (see "Interests of Insiders in Material Transactions"). Either the Corporation or Mr. Lam may terminate the agreement with cause.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

During fiscal 1999, one of the Corporation's subsidiaries, Pacrim Realty (HK) Limited ("PRL") invested $3,799,464 in the preferred shares of Eminent Gain Limited ("Eminent Gain"). Eminent Gain is a company in which Mr. Guy Lam, the Corporation's Chairman and Chief Executive Officer, holds all of the outstanding common shares. The only asset held by Eminent Gain is a property known as Unit A and B on 27th Floor of Century Tower I and Car Parking Spaces Nos. 62 and 75 on Level 3 of Century Tower, Nos. 1 & 1A Tregunter Path, Century Tower I, Hong Kong ("the Property"). The total cost of the Property (including improvements) amounted to $7,495,531. The investment was financed by the issuance of these preferred shares to PRL and third party financing, totalling $3,653,846.

During fiscal 2000, PRL invested a further $469,997 in the preferred shares of Eminent Gain, which was used to finance improvements on the Property.

PRL is renting the property from Eminent Gain for a monthly fee equivalent to $38,460, being the market rate in Hong Kong, in order to provide housing to Mr. Guy Lam. Eminent Gain has agreed to pay a dividend of 2% per annum on the preferred shares purchased by PRL and the lease agreement provides PRL with the right to offset rents owing against future dividends on the preferred shares. To date, no dividends have been paid by Eminent Gain to PRL.

During fiscal 2001, $79,113 was loaned to Eminent Gain. A further loan of $ 50,365 was advanced to Eminent Gain during fiscal 2002. This loan is unsecured, non-interest bearing and has no fixed terms of repayment.

TABLE OF INDEBTEDNESS

The following table sets out the indebtedness of directors, executive officers, and senior officers, which was outstanding during the year ended June 30, 2002.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Receivable During the Year Ended June 30, 2002	Amount Receivable (Payable) as at September 30, 2002
Guy Lam Chief Executive Officer (1)	Lender	$499,547	$(441,740)
Lam & Co (2)	Lender	$2,922,184	$3,014,184

(1) The loan was made to Pacrim International Capital Holdings Inc., all of the outstanding shares are beneficially owned by Mr. Lam.

(2) 1 of the 100 outstanding common shares of Lam &Co. are owned by Mr. Lam.

These balances due are unsecured, interest-free and have no fixed term of repayment.

DIRECTORS' APPROVAL

The contents of and the sending of this Circular to Shareholders have been approved by the Board of Directors of Pacrim International Capital Inc.

DATED as of November 4th, 2002.

Guy Lam, Chief Executive Officer and Director

PACRIM INTERNATIONAL CAPITAL INC.

COMMON SHAREHOLDER PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 17, 2002

The undersigned shareholder of Pacrim International Capital Inc. (the "Corporation") hereby appoints Mr. Guy Lam, Chief Executive Officer of the Corporation, or failing him, __________of the Corporation, or instead of either of the foregoing, ____________________ as proxy for the undersigned with power of substitution, to attend and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on December 17, 2002 and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the said meeting or any adjournment or adjournments thereof and without limiting the general authorization and powers hereby given, the person(s) named as proxy are specifically directed to vote:

FOR ☐ or **WITHHELD** ☐

(or if no specification is made, **FOR**)

the election of the directors referred to in the Management Information Circular and Proxy Statement.

FOR ☐ or **WITHHELD** ☐

(or if no specification is made, **FOR**)

the appointment of the auditors referred to in the Management Information Circular and Proxy Statement.

SIGNED this ______ day of ________________, 2002 Name:____________________________

Please Print

____

Signature of Shareholder

NOTE:

1. This proxy confers authority for the above-named to vote at his/her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying this proxy or other matters which may properly come before the meeting or any adjournments thereof.

2. Each shareholder has the right to appoint a person or company to represent him at the meeting other than the person specified above. Such right may be exercised by striking out the names of the specified persons and by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3. Please sign exactly as your name appears on the proxy. If the shareholder is a corporation, the proxy should be executed by duly authorized officers and the corporate seal affixed.

Supplemental Mailing List

In accordance with National Policy Statement No. 41 - Shareholder Communication, beneficial shareholders may elect annually to have their name added to an issuer's supplemental mailing list in order to receive financial statements. If you are interested in receiving such statements, please complete and return this form to:

CIBC Mellon Trust Company
P.O. Box 1900
Vancouver, B.C.
V6C 3K9

Please note that both registered and non-registered shareholders should return the form; registered shareholders will not automatically receive unaudited interim financial statements. (Registered shareholders are those with shares registered in their name; non-registered shareholders have their shares registered in the name of an agent, broker or bank.)

Please put my name on your Supplemental Mailing List to receive unaudited interim financial statements of Pacrim International Capital Inc.

NAME : ______________________________

ADDRESS : ______________________________

____

SIGNATURE : ______________________________

PACRIM INTERNATIONAL CAPITAL INC. CUSIP#G68657 10 8

ITEM 15

General Description of the Company

PACRIM INTERNATIONAL CAPITAL INC., (The "Company"), through its wholly-owned subsidiary, Pacrim Developments Inc. ("PDI"), is a growth oriented public real estate and hospitality company engaged in the ownership, development and management of commercial and residential real estate, hotels and restaurants in Canada.

PDI is an owner, manager and developer of commercial and residential real estate, hotels and restaurants in Canada. As of June 30, 2002, the Company owned nine commercial developments representing total gross leaseable area of 559,280 sq.ft. In addition, PDI owned fours hotels, six restaurants, and several parcels of land held for future commercial and multi-unit residential developments.

THE COMPANY was incorporated by registration of its Articles and Memorandum of Association under provisions of the International Business Companies Ordinance of the British Virgin Islands on June 5, 1990. The common shares of the Company trade on the Toronto Stock Exchange (PCN).

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company for the years ended June 30, 2002 and 2001.

Results of Operations

Revenue in 2002 increased by $6.8m or 13% while income before interest and depreciation decreased by $1.0m or 14% compared to 2001. The majority of the increase in revenue was realized as a result of the Company's entrance into the multi-unit residential market in Atlantic Canada. The first project, a 68 unit condominium development in Halifax NS, generated over $8m in revenue for PDI. This large increase in revenue was somewhat offset by reduced revenue generated by the Company's hospitality division which was impacted by recent economic and world events. The real estate division has realized a minimal increase in its rental revenue but below anticipated amounts. The commercial portfolio experienced several large vacancies during the year, which also had a negative impact on that division's profitability.

Income before taxes has decreased by $1.7m or 101% in 2002 from 2001. Declining revenues in the hospitality division and increasing vacancies in the commercial portfolio, account for a minor portion of the overall decrease. The remaining amount was due to a $1.2m revaluation adjustment of three income properties located in Hong Kong and Mainland China. In addition, a $1.1m receivable was determined to be uncollectible and expensed during the year.

Funds from operations in 2002 were $4.3m or $0.07 per share which has declined by $0.5m compared to 2001. While cash flows from both the hospitality and real estate divisions have decreased by $1.8m and $0.3m respectively, these have been partially offset by increased cash flow from the multi-unit residential developments undertaken by the Company and lower general and administrative expenses.

Cash flow from operating activities was $5.3m in 2002, a net increase of $6.4m from $(1.1)m in 2001. Lease inducement costs decreased by $0.5m which increased cash flow from operations. Also, reduced cash requirements for multi-unit residential development when compared to 2001 positively impacted the cash flow generated from operations.

Cash flow used in financing activities for 2002 was $5.2m, compared to a net increase of $8.3m in 2001. The Company continues to repay maturing debt with new financing at more favorable rates as well as dedicating cash flow from operations for additional principal repayments. During the year approximately $15.0m of new debt was incurred while $20.6m of debt was repaid.

Cash flow used in investing activities was $0.2m in 2002, compared to $7.3m in the prior year, a decrease of $7.1m. During the year, the Company sold a 69 unit apartment building located in Halifax NS, for $4.8m realizing a modest gain on the sale. Also, during the year, 6.93 acres of land held for development in Calgary AB, was sold to a third party for $2.6m. The Company realized a gain of $0.6m on the sale of the land.

Real Estate

Rental revenue from the Company's real estate division increased $0.1m or 2% to $6.4m in 2002. Operating income before interest and amortization from rental property operations was $4.7m in 2002, a decrease of 6% compared to 2001. This decrease was a direct result of increased vacancies in the division's commercial portfolio. The retail environment throughout Canada and the US has struggled during the last 12 months and the Company's portfolio

has not gone unscathed. Several long term tenants vacated their premises due to poor financial performance which resulted in a lower than anticipated income from this division.

Occupancy at June 30, 2002 was 86% which represents a decrease of 8% compared to 2001, with overall inventory remaining constant compared to last year. Leasing activity for 2002 amounted to 42,511 sq. ft. compared to 88,615 sq. ft. in 2001. Average net rent achieved on leasing activity during 2002 was $13.46 per sq. ft., 11% lower than previous rents.

At June 30, 2002, the Company has lease expiries in its commercial portfolio which average 10% of gross leaseable area per year over the next five years. The Company expects many of the current tenants to renew existing leases at current or more favorable rental rates.

Hospitality

During the year the Company's hospitality division was made up of four hotels and six restaurants. Overall revenue decreased 3.5% or $1.5m. Operating income before interest and amortization from this division decreased by $2.1m or 15% to $12.0m. Operating income has declined in this division mainly due to lower revenue and increasing administrative costs such as property taxes and fees associated with loyalty and reward programs.

Room revenue decreased 4% to $25.8m in 2002, while the Company's overall average RevPar decreased by 11% to $98 compared to 2001. During the past three years, the Company's RevPar has increased on average 9% per annum compared to an industry average in Canada of approximately 3%.

Subsequent to year end, the Company sold the Sheraton Suites Calgary Eau Claire Hotel for $65,000,000. The property consisted of a 323 all suite hotel and two restaurants. During 2002, gross revenue from this property was $22,831,360. Many of the declines in the results of the hospitality division can be attributed to the closing in escrow on May 31, 2002 of the Sheraton Suites Calgary Eau Claire. While the financial results of the Company only include operating results up to May 31, 2002, the sale did not close until July 12, 2002.

During the year, the hospitality division has grown its hotel management service operations to 1894 rooms under management. This growth area within the Company is projecting significant increases in the number of hotels during the next 12 to 24 months. Burgeoning relationships with several of the large franchisors in the Canadian and US markets have been beneficial and have lead to additional opportunities to expand the ownership and management of limited service hotels and motels throughout North America.

The hospitality management services division generated over $0.5m in third party revenue during the year compared to $0.4m in 2001. All indications point to an increased level of growth in the hotel sector with expansion expected in the food and beverage management division.

General and Administrative Expense

General and administrative costs incurred from operations in 2002 were $4.6m compared to $6.0m for the same period last year, representing a decrease of $1.4m. This was due to some one-time costs incurred in 2001 as well as realizing the benefits of the implementation of significant cost controls measures during the year.

Interest Expense

Interest on long-term debt has decreased 4% to $8.6m. This decrease is the result of refinancing of several mortgages at more favorable interest rates, reduction of Company debt and benefiting from lower interest rates on the Company's variable rate mortgages.

The weighted average interest rate on the Company's debt was 6%, with maturities ranging from 2002 to 2011. Interest on properties under development in the amount of $0.4m was capitalized in 2002.

Depreciation and Amortization

Depreciation and amortization expense increased by $0.2m for a total of $4.3m for the year ended June 30, 2002. This amount has remained constant given the asset base has not changed significantly from last year.

RISK MANAGEMENT

In the normal course of its business, Pacrim International Capital Inc. is exposed to numerous business risks that can impact both short and long-term performance. It is the responsibility of the management team, under the supervisor of the Board of Directors, to identify and mitigate the impact of these potential risks.

Real Estate

Real estate development is generally subject to varying degrees of risk, depending on the nature of the property. Such risks include changes in general economics conditions, local conditions, competition from others with available space and the owner's ability to economically provide adequate maintenance. The real estate industry is capital intensive and therefore sensitive to interest rates and to the availability of capital.

Leasing Risk

The Company attempts to stagger lease maturities on a property-by-property basis thereby generating a more stable flow of revenue and mitigating the risks related to changing market conditions. Less than 30% of the leases in the Company's portfolio will mature in the next three years. Management's leasing philosophy is focused on obtaining long-term tenancies with contractual rent escalation.

Financing and Interest Rate Risk

The Company will require additional financing in order to grow and expand its operation. It is possible such financing will be unavailable or if available, subject to unfavorable terms. In addition, upon expiry of the financing of any particular property, refinancing on a conventional mortgage loan basis may not be available in the amounts required or may be available only on terms less favorable to the Company than existing financing.

Management believes the majority of the Company's upcoming debt maturity can be refinanced at the existing balances and at competitive rates.

The Company and the real estate industry has significant exposure to interest rate risk. The majority of the Company's debt is fixed rate thereby mitigating its exposure to increases in short-term interest rates. Management's strategy is to lock in long term financing at competitive rates to limit any negative effects on cash flows from increases in interest rates.

Acquisition and Development Risk

A major component of the Company's overall growth strategy is to continue to focus on the development of both multi-unit residential and commercial real estate. In developing a property, the Company realizes the risk that projected financial returns may not be achieved. Management endeavors to reduce such risk by securing commitments from major tenants, negotiating fixed price construction contracts and arranging financing prior to proceeding with a development.

Hospitality

The Company's hotel properties are subject to normal operating risks common to the hotel industry, including seasonal and cyclical business fluctuations. Industry reports indicate the hotel industry in Canada continues to operate in a strong market, which should allow for improvements in occupancy levels and average room rates at the Company's properties. During 2002, approximately 52% of the division's revenues were generated in the first and forth quarter which are typically this division's high season.

Individual hotel properties are aware of the seasonal nature of their markets and sales initiatives are planned to offset times of low demand.

Outlook

The Company remains focused on meeting our performance targets and creating shareholder value. We will continue our expansion plans in both the multi-unit residential and hospitality management service divisions while maintaining our strong financial position with our core base of assets.

The Company has solid growth strategy and a dedicated and capable team to deliver on its commitments to shareholders.

ITEM 16

News release via Canada NewsWire, Halifax 902-422-1411

Attention Business/Financial Editors:
Pacrim International Capital Inc.

HALIFAX, Nov. 14 /CNW/ - Pacrim International Capital Inc. (the "Company") today announced its annual results for the year ended June 30, 2002.

<<

FINANCIAL HIGHLIGHTS

	2002	2001
Revenue	$57,780,046	$50,963,072
Net income (loss)	(1,244,107)	1,358,460
Funds from operations	4,262,960	4,769,916
Basic and fully diluted earnings per share	(0.02)	0.02
Total assets	147,567,751	154,737,528

REVIEW OF OPERATIONS

A breakdown of the Company's revenue for the year ended June 30, 2002 compared to the year ended June 30, 2001 is as follows:

	2002	2001
Rental properties	$6,406,309	$6,297,948
Hotels	42,147,342	43,696,853
Condominium sales and other	9,226,395	968,271
Total	$57,780,046	$50,963,072

Revenue in 2002 increased by $6.8m or 13% while income before interest and depreciation decreased by $1.0m or 14% compared to 2001. The majority of the increase in revenue was realized as a result of the Company's entrance into the multi-unit residential market in Atlantic Canada. The first project, a 68 unit condominium development in Halifax NS, generated over $8m in revenue for PDI. This large increase in revenue was somewhat offset by reduced revenue generated by the Company's hospitality division which was impacted by recent economic and world events. The real estate division has realized a minimal increase in its rental revenue but below anticipated amounts. The commercial portfolio experienced several large vacancies during the year, which also had a negative impact on that division's profitability.

Income before taxes has decreased by $1.7m or 101% in 2002 from 2001. Declining revenues in the hospitality division and increasing vacancies in the commercial portfolio, account for a minor portion of the overall decrease. The remaining amount was due to a $1.2m revaluation adjustment of three income properties located in Hong Kong and Mainland China. In addition, a $1.1m receivable was determined to be uncollectible and expensed during the year.

Funds from operations in 2002 were $4.3m or $0.07 per share which has declined by $0.5m compared to 2001. While cash flows from both the hospitality and real estate divisions have decreased by $1.8m and $0.3m respectively, these have been partially offset by increased cash flow from the multi-unit residential developments undertaken by the Company and lower general and administrative expenses.

Rental properties

Rental revenue from the Company's real estate division increased $0.1m or 2% to $6.4m in 2002. Operating income before interest and amortization from rental property operations was $4.7m in 2002, a decrease of 6% compared to 2001. This decrease was a direct result of increased vacancies in the division's commercial portfolio. The retail environment throughout Canada and the US has struggled during the last 12 months and the Company's portfolio has not gone unscathed. Several long term tenants vacated their premises due to poor financial performance which resulted in a lower than anticipated income from this division.

Hospitality

During the year the Company's hospitality division was made up of four hotels and six restaurants. Overall revenue decreased 3.5% or $1.5m. Operating income before interest and amortization from this division decreased by $2.1m or 15% to $12.0m. Operating income has declined in this division mainly due to lower revenue and increasing administrative costs such as property taxes and fees associated with loyalty and reward programs.

Room revenue decreased 4% to $25.8m in 2002, while the Company's overall average RevPar decreased by 11% to $98 compared to 2001. During the past three years, the Company's RevPar has increased on average 9% per annum compared to an industry average in Canada of approximately 3%.

Subsequent to year end, the Company sold the Sheraton Suites Calgary Eau Claire Hotel for $65,000,000. The property consisted of a 323 all suite hotel and two restaurants. During 2002, gross revenue from this property was $22,831,360. Many of the declines in the results of the hospitality division can be attributed to the closing in escrow on May 31, 2002 of the Sheraton Suites Calgary Eau Claire. While the financial results of the Company only include operating results up to May 31, 2002, the sale did not close until July 12, 2002.

ASSETS

A comparison of the Company's assets is as follows:

	June 30, 2002		June 30, 2001	
ASSETS		% of Total		% of Total
Income properties	$39,076,080	26.5	$39,221,709	25.4
Hotels and other	76,766,311	52.0	76,961,968	49.7
Condominium properties under development	6,376,185	4.3	5,733,271	3.7
Other properties under development	3,052,090	2.1	10,228,316	6.6
	125,270,666		132,145,264	
Cash	3,001,387	2.0	3,126,946	2.0
Deposits	919,023	0.6	2,907,668	1.9
Amounts receivable	9,667,953	6.6	7,950,773	5.1
Prepaid expenses and deferred charges	3,557,533	2.4	3,873,260	2.5
Other assets	5,151,189	3.5	4,733,617	3.1
TOTAL ASSETS	$147,567,751	100%	$154,737,528	100%

>>

OUTLOOK

The Company remains focused on meeting our performance targets and creating shareholder value. We will continue our expansion plans in both the multi-unit residential and hospitality management service divisions while maintaining our strong financial position with our core base of assets. The Company has solid growth strategy and a dedicated and capable team to deliver on its commitments to shareholders.

Guy Lam
Chairman and CEO

Shares of Pacrim International Capital Inc. are listed on the Toronto Stock Exchange (PCN).
U.S. S.E.C. registration: 12g3-2(b) 82-3812
%SEDAR: 00003175E

-0- 11/14/2002

/For further information: Tracy Sherren, (902) 443-5366/
(PCN.)

CO: Pacrim International Capital Inc.
ST: Nova Scotia
IN: RLT
SU: ERN

-30-

CNW 09:21e 14-NOV-02

ITEM 17



October 16, 2002

To the Following Securities Commission(s):

Alberta Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Securities Registry-Northwest Territories
Ontario Securities Commission
Quebec Securities Commission
Justice Services Division-Yukon
B.C. Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Nunavut Securities Commission
P.E.I. Securities Commission
Saskatchewan Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

Re: Annual General Meeting
Pacrim International Capital Inc.

We are the Registrar and Transfer Agent for the above noted Company and as such we advise you of the following dates in connection with their Annual General Meeting of Shareholders:

Date of Meeting:	December 17, 2002
Record Date:	November 12, 2002
Material Mail Date:	November 14, 2002
Applicable Securities:	Common
Cusip Number:	G68657 10 8

Yours very truly,

CIBC MELLON TRUST COMPANY

Gilda Brombal
Account Officer
Client Services
/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9

ITEM 18



Pacrim Developments Inc.

May 23, 2002

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Vancouver Stock Exchange
Toronto Stock Exchange

Dear Sirs:

RE: PACRIM INTERNATIONAL CAPITAL INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 23th day of May 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Interim Financial Statements for the nine months ended March 31, 2002

Yours very truly,
Pacrim Developments Inc.

Tracy C. Sherren, CA
VP Finance and Chief Financial Officer

Suite 11, 117 Kearney Lake Road
Halifax, NS

ITEM 19

PACRIM INTERNATIONAL CAPITAL INC.

THIRD QUARTER RESULTS

TO

MARCH 31, 2002

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Balance Sheets
As at March 31, 2002 and June 30, 2001
(Unaudited – Prepared by Management)

	2002	**2001**
Assets		
Rental properties	$33,560,574	$39,221,709
Hotel and other	76,285,524	76,961,968
Properties under development	10,738,433	10,228,316
Condominium properties under development for sale	4,695,754	5,733,271
	125,280,285	132,145,264
Cash and cash equivalents	1,518,174	3,126,946
Amounts receivable	10,511,529	7,451,225
Prepaid expenses and deferred charges	5,136,357	3,873,260
Other assets	5,305,838	8,140,833
	$147,752,183	$154,737,528
Liabilities		
Debt	$119,283,918	$126,235,717
Accounts payable and accrued liabilities	6,927,121	7,341,594
Other debt	2,087,566	2,503,401
Future income tax liability	1,043,704	794,290
	129,342,309	136,875,002
Shareholders' equity		
Common shares	1,120,448	1,120,448
Convertible preferred shares	7,035,000	7,035,000
Contributed surplus	(5,068,005)	(5,068,005)
Adjustment arising on reorganization	1,093,271	1,093,271
Retained earnings	14,229,160	13,681,812
	18,409,874	17,862,526
	$147,752,183	$154,737,528

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statements of Income
For the Three and Nine months ended March 31, 2002 and 2001
(Unaudited – Prepared by Management)

	Three months ended March 31		Nine months ended March 31	
	2002	**2001**	**2002**	**2001**
Revenue				
Rental properties				
Base rent	$1,181,344	$1,351,847	$3,774,261	$3,802,673
Cost recoveries	326,240	421,906	1,065,278	972,695
Hospitality				
Hotels	7,369,549	7,399,402	24,541,580	25,026,697
Food and beverage	3,199,623	2,461,574	8,033,960	7,728,058
Condominium sales	8,004,231	-	8,004,231	-
Interest and other	232,382	304,800	964,376	798,877
	20,313,369	11,939,529	46,383,686	38,329,000
Expenses				
Rental properties				
Operating costs and taxes	533,773	409,788	1,214,495	923,712
Hospitality				
Direct costs	4,725,486	4,532,435	14,172,602	14,469,607
Operating and administrative costs	3,561,576	2,542,175	9,708,415	8,333,260
Cost of condominium sales	7,435,111	-	7,435,111	-
Depreciation and amortization	1,136,427	1,130,017	3,286,694	2,965,575
Interest on debt	2,184,066	2,294,265	6,491,469	6,738,837
General and administrative	967,668	1,026,568	2,924,043	2,895,093
	20,544,107	11,935,248	45,232,829	36,326,084
(Loss) income before under-noted items	(230,738)	4,281	1,150,857	2,002,916
Gain on refinancing of debt	-	-	-	675,000
(Provision) recovery for income taxes	(167,663)	(809,310)	(555,867)	414,492
Equity in the results of affiliated company	6,382	(208)	22,708	(2,593)
Net (loss) income	$(392,019)	$(805,237)	$617,698	$3,089,815
Basic and fully diluted earnings per share	$(0.01)	$(0.01)	$0.01	$0.05

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statements of Retained Earnings
For the Nine Months Ended March 31, 2002 and 2001
(Unaudited – Prepared by Management)

	Nine months ended March 31	
	2002	**2001**
Retained earnings, beginning of period	$13,681,812	$12,464,052
Net income	617,698	3,089,815
	14,299,510	15,553,867
Dividends paid on preferred shares	(70,350)	(140,700)
Retained earnings, end of period	14,229,160	$15,413,167

PACRIM INTERNATIONAL CAPITAL INC.
Consolidated Statements of Cash Flow
For the Three and Nine Months Ended March 31, 2002 and 2001
(Unaudited – Prepared by Management)

	Three months ended March 31		Nine months ended March 31	
	2002	**2001**	**2002**	**2001**
Operating activities				
Net (loss) income	$(392,019)	$(805,237)	$617,698	$3,089,815
Adjustments for:				
Depreciation and amortization	1,136,427	1,130,017	3,286,694	2,965,575
Equity in the results of affiliated company	(6,382)	208	(22,708)	2,593
Gain on refinancing of debt	-	-	-	(675,000)
Provision (recovery) for income taxes	94,966	809,310	249,414	(414,492)
Cash flow from operations	832,992	1,134,298	4,131,098	4,968,491
Net changes in other operating items	3,613,651	(2,479,327)	(1,354,138)	(5,836,239)
Cash flow from (used in) operating activities	4,446,643	(1,345,029)	2,776,960	(867,748)
Financing activities				
Dividends paid on preferred shares	-	(70,350)	(70,350)	(140,700)
Repayment of other debt	(49,015)	(170,868)	(415,835)	(183,042)
Debt (net)	(2,751,667)	1,602,659	(6,951,799)	7,571,177
Cash flow (used in) from financing activities	(2,800,682)	1,361,441	(7,437,984)	7,247,435
Investing activities				
Capital expenditures – rental properties	(56,826)	(2,749,688)	(313,172)	(3,323,516)
Capital expenditures- hotel and other	(575,262)	(194,827)	(899,459)	(656,628)
Properties under development	(187,242)	2,131,837	(510,117)	(3,656,374)
Proceeds from sale of rental property	-	-	4,775,000	-
Cash flow (used in) from investing activities	(819,330)	(812,678)	3,052,252	(7,636,518)
Net increase (decrease) in cash and cash equivalents	826,631	(796,266)	(1,608,772)	(1,256,831)
Cash and cash equivalents, beginning of period	691,543	2,820,667	3,126,946	3,281,232
Cash and cash equivalents, end of period	$1,518,174	$2,024,401	$1,518,174	$2,024,401
Interest paid	$2,299,386	$2,482,019	$6,821,512	$7,283,328
Taxes paid	$90,000	-	$270,000	$190,000

PACRIM INTERNATIONAL CAPITAL INC.
Notes to the Financial Statements
For the three and nine months ended March 31, 2002

1. Summary of accounting policies

The company's most recent issued Annual Report includes information necessary or useful to understanding the company's businesses and financial statement presentations. In particular, the company's significant accounting policies and practices were presented as Note 2 to the Consolidated Financial Statements included in that Report.

The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of only normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principals in Canada.

2. Share capital

Common shares
Authorized:
1,200,000,000 common shares with a par value of $0.01 each.
Issued and outstanding: 63,357,974 common shares.

Convertible redeemable preferred shares (CRPS)
Authorized:
16,205,000 at a par value of $1.00 each.
Issued and outstanding: 7,035,000.

3. Earnings per share

The Canadian Institute of Chartered Accountants issued a new accounting standard with respect to earnings per share. The new standard requires the use of the treasury stock method for calculating diluted earnings per share. Under this method all options whose average price is less than or equal to the average share price for the period to date are considered outstanding. The Company has adopted this standard retroactively with restatement of previous periods effective July 1, 2001. There was no impact on earnings per share of the prior periods.

PACRIM INTERNATIONAL CAPITAL INC.
For the Third Quarter Ended March 31, 2002

To our Shareholders:

Pacrim International Capital Inc. is pleased to report the company's results for the third fiscal quarter ended March 31, 2002. Revenue for the three-month period to March 31, 2002 has increased by approximately $8m due to the revenue generated by our first condominium project. While this project was profitable, its net contribution was somewhat offset by declining rental revenue from the company's retail portfolio as well as increased overhead costs in the hospitality division. This resulted in a net decrease of $.2m in operating income compared to the same period in fiscal 2001.

Cash flow from operations for the quarter has declined by 26% compared to last year mainly due to the above noted items.

Financial Highlights

	Three months ended March 31		Nine months ended March 31	
	2002	2001	2002	2001
Revenue	20,313,369	11,939,529	46,383,686	38,329,000
Net (loss) income	(392,019)	(805,237)	617,698	3,089,815
Cash flow from operations	832,992	1,134,298	4,131,098	4,968,491
Net (loss) income per share	(0.01)	(0.01)	0.01	0.05
Cash flow per share	0.01	0.02	0.07	0.08

Real Estate

Multi-unit Residential

Our condominium projects continue to proceed as planned with our first project "the Prestwick on Parkland" completely sold. Revenue of over $8m has been recognized in the Company's results for the quarter. Phase 1 of Golf Greens located in Fredericton, NB continues on schedule with over 40% of the units presold. Sales activity has increased during the past several months and the project continues on schedule for completion in September 2002.

Management continues to evaluate new projects throughout Canada and will pursue those that meet our profitability objectives.

Commercial

After experiencing some unexpected vacancies in our retail portfolio during the early part of the year, this division has been able to benefit from the rebounding of the retail market and increase occupancy to 92% during the third quarter. We have experienced a significant increase in leasing activity and are currently negotiating over 40,000 sq.ft. of space with several Class A tenants.

While revenue from this division has decreased compared to the previous year, we expect notable increases in both revenue and profitability during the fourth quarter.

Hospitality

The hospitality division continues its trend of producing positive operating results. The hotel portfolio continues to maintain revenue levels consistent with the previous year while our food and beverage division has increased due to the opening of our Irish pub in Waterloo, Ontario. Profitability has somewhat decreased in this division due to higher operating costs such as property taxes. Management continues to examine these trends and implement cost control procedures to ensure profitability levels remain on target.

As we enter the fourth quarter of fiscal 2002, our hospitality division has 17 hotels under management service contracts. This fee-based business has exceeded expectations and will be an important part of the company's plan for growth in fiscal 2003.

Outlook

The Company has experienced another successful operating quarter in our two main operating divisions. Looking ahead, we will be concentrating our resources on real estate development activities as well as growing our hospitality management services division.

Guy Lam
Chairman

For more information please contact:

Tracy Sherren
Suite 11, 117 Kearney Lake Road
Halifax, Nova Scotia
Canada
B3M - 4N9

(902) 457-0144

ITEM 20



ANDERSEN

Arthur Andersen LLP
Chartered Accountants

Suite 2100
355-4th Avenue SW
Calgary AB T2P 0J1

Tel 403 298 5900

Ontario Securities Commission
20 Queen Street West
P.O. Box 55, 18th Floor
Toronto, Ontario M5H 3S8

May 1, 2002

Dear Sirs,

Re: Pacrim International Capital Inc.

We have read the information contained in the Notice of Change of Auditors dated April 18, 2002 prepared by Pacrim International Capital Inc.

Based on our knowledge as at the date hereof, we confirm that we are in agreement with the statements contained in such notice.

Yours very truly,

(signed) "Arthur Andersen LLP"

ITEM 21



British Columbia Securities Commission
PO Box 10142
Pacific Centre
701 West George Street
Vancouver BC V7Y 1L2

Arthur Andersen LLP
Chartered Accountants

Suite 2100
355-4th Avenue SW
Calgary AB T2P 0J1

Tel 403 298 5900

May 1, 2002

Dear Sirs,

Re: Pacrim International Capital Inc.

We have read the information contained in the Notice of Change of Auditors dated April 18, 2002 prepared by Pacrim International Capital Inc.

Based on our knowledge as at the date hereof, we confirm that we are in agreement with the statements contained in such notice.

Yours very truly,

(signed) "Arthur Andersen LLP"

ITEM 22

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1809 Barrington Street
Suite 600
Halifax, Nova Scotia
Canada B3J 3K8
Telephone +1 (902) 491 7400
Facsimile +1 (902) 422 1166

Pacrim International Capital Inc.
Suite 3203, Tower II, Lippo Centre
89 Queensway, Hong Kong

Attention: Ms. Tracy Sherren

May 2, 2002

Dear Ms. Sherren:

Re: Pacrim International Capital Inc. ("Pacrim")
Notice pursuant to National Policy Statement No. 31 – Change of Auditors

We have read the Notice of Change of Auditor of Pacrim dated April 18, 2002. Based on our knowledge of the information as of the date hereof, we agree with the information contained in the Notice.

Yours very truly,

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

DMF/clb

ITEM 23

PACRIM INTERNATIONAL CAPITAL INC.

NOTICE OF CHANGE OF AUDITOR

To: Arthur Andersen, Chartered Accountants

And to: PriceWaterhouseCoopers, Chartered Accountants

TAKE NOTICE THAT, the board of directors of Pacrim International Capital Inc, (the "Corporation") requested that Arthur Andersen, Chartered Accountants resign as auditors of the Corporation, such resignation was delivered to the Corporation on April 18th, 2002 and that PriceWaterhouseCoopers, be appointed as auditors of the Corporation effective on the date. The board of directors has determined that PriceWaterhouseCoopers, Chartered Accountants, be appointed as auditors of the Corporation for the year ended June 30, 2002. The Corporation proposes that for re-appointment at the next Annual Meeting of the Shareholders of the Corporation.

TAKE FURTHER NOTICE THAT:

(a) there have been no disputes or disagreements with Arthur Andersen, nor have there been any reservations contained in the auditors' reports on the annual financial statements of the Corporation for the two (2) fiscal years immediately preceding the date of this notice nor for any other period subsequent to the most recently completed period for which an audit report was issued:

(b) pursuant to a resolution dated April 18th, 2002, the board of directors of the Corporation determined that PriceWaterhouseCoopers, Chartered Accountants, be appointed as auditors for the current year effective upon Arthur Andersen tendering their resignation and further that they will be proposed for appointment as auditors of the Corporation at the Annual Meeting of Shareholders of the Corporation to be held in Hong Kong on December 4th, 2002, and that Arthur Andersen, Chartered Accountants will not be proposed for appointment as auditors of the Corporation at the Annual Meeting: and

(c) in the opinion of the Corporation, no reportable events within the meaning of National Policy Statement 31 of the Canadian Securities Administrators have occurred prior to the date hereof.

Dated this 18th day of April 2002

By order of the Board

Guy Lam
Secretary
Pacrim International Capital Inc.

ITEM 24



Pacrim Developments Inc.

February 22, 2002

To the Following Securities Commission(s):	**To the Following Stock Exchange(s):**
B.C. Securities Commission	Vancouver Stock Exchange
Ontario Securities Commission	Toronto Stock Exchange

Dear Sirs:

RE: PACRIM INTERNATIONAL CAPITAL INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 22rd day of February 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Interim Financial Statements for the six months ended December 31, 2001

Yours very truly,
Pacrim Developments Inc.

Tracy C. Sherren, CA
VP Finance and Chief Financial Officer

Suite 11, 117 Kearney Lake Road
Halifax, NS

ITEM 25

PACRIM INTERNATIONAL CAPITAL INC.

SECOND QUARTER RESULTS

TO

DECEMBER 31, 2001

PACRIM INTERNATIONAL CAPITAL INC.

Schedule A: Consolidated Balance Sheets
As at December 31, 2001 and 2001
(Unaudited – Prepared by Management)

	December 31	
	2001	**2000**
Assets		
Rental properties	$33,948,144	$34,404,473
Hotel and other	76,227,818	77,264,355
Properties under development	20,425,233	15,929,112
	130,601,195	127,597,940
Cash and cash equivalents	691,543	2,820,667
Amounts receivable	9,742,761	10,483,864
Prepaid expenses and deferred charges	4,265,508	4,251,917
Other assets	5,764,564	7,339,987
	$151,065,571	$152,494,375
Liabilities		
Debt	$122,035,585	$123,580,267
Accounts payable and accrued liabilities	7,142,774	5,727,056
Other debt	2,136,581	2,717,583
Future income tax liability	948,738	-
	132,263,678	132,024,096
Shareholders' equity		
Common shares	1,120,448	1,120,448
Convertible preferred shares	7,035,000	7,035,000
Contributed surplus	1,093,271	1,093,271
Adjustment arising on reorganization	(5,068,005)	(5,068,005)
Retained earnings	14,621,179	16,288,755
	18,801,893	20,469,469
	$151,065,571	$152,494,375

PACRIM INTERNATIONAL CAPITAL INC.
Schedule A: Consolidated Statements of Operations and Retained Earnings
For the Six Months Ended December 31, 2001 and 2000
(Unaudited – Prepared by Management)

	December 31	
	2001	**2000**
Revenue		
Rental properties		
Base rent	$2,592,917	$2,450,826
Cost recoveries	739,038	550,789
Hospitality		
Hotels	17,172,031	17,627,295
Food and beverage	4,834,337	5,266,484
Interest and other	731,994	494,077
	26,070,317	26,389,471
Expenses		
Rental properties		
Operating costs and taxes	680,722	513,924
Hospitality		
Direct costs	9,447,116	9,937,172
Operating and administrative costs	6,146,839	5,791,085
Depreciation and amortization	2,150,267	1,835,558
Interest on debt	4,307,403	4,444,572
General and administrative	1,956,375	1,678,509
	24,688,722	24,200,820
Income before under-noted items	1,381,595	2,188,651
Gain on refinancing of debt	-	675,000
(Provision) recovery for income taxes	(388,204)	1,033,787
Equity in the losses of affiliated companies	16,326	(2,385)
Net income	1,009,717	3,895,053
Retained earnings, beginning of period	13,681,812	12,464,052
Dividends paid on preferred shares	70,350	70,350
Retained earnings, end of period	$14,621,179	$16,288,755
Basic earnings per share	$0.02	$0.06

PACRIM INTERNATIONAL CAPITAL INC.
Schedule A: Consolidated Statements of Operations and Retained Earnings
For the Three Months Ended December 31, 2001 and 2000
(Unaudited – Prepared by Management)

	December 2001	December 2000
Revenue		
Rental properties		
Base rent	$1,296,536	$1,243,927
Cost recoveries	365,126	281,753
Hospitality		
Hotels	7,482,273	7,867,744
Food and beverage	2,326,269	2,616,882
Interest and other	501,919	212,126
	11,972,123	12,222,432
Expenses		
Rental properties		
Operating costs and taxes	397,588	284,345
Hospitality		
Direct costs	4,629,040	4,934,370
Operating and administration costs	2,928,537	3,008,153
Depreciation and amortization	1,073,004	819,580
Interest on debt	2,114,167	2,200,276
Other	1,005,450	870,794
	12,147,786	12,117,518
(Loss) income before under-noted items	(175,663)	104,914
Recovery of income taxes	81,835	1,115,489
Equity in the results of affiliated company	18,338	278
Net (loss) income	(75,490)	1,220,681
Retained earnings, beginning of period	14,696,669	15,068,074
Dividends paid on preferred shares	-	-
Retained earnings, end of period	$14,621,179	$16,288,755
Basic earnings per share	$(0.001)	$0.02

PACRIM INTERNATIONAL CAPITAL INC.
Schedule A: Consolidated Statements of Cash Flow
For the Six Months Ended December 31, 2001 and 2000
(Unaudited – Prepared by Management)

	December 31	
	2001	2000
Operating activities		
Net income	$1,009,717	$3,895,053
Adjustments for:		
Depreciation and amortization	2,150,267	1,835,558
Equity in the results of affiliated company	(16,326)	2,385
Gain on refinancing of debt	-	(675,000)
Provision (recovery) for income taxes	154,448	(1,223,802)
Cash flow from operations	3,298,106	3,834,194
Net changes in other operating items	(827,018)	(3,076,630)
Cash flow from operating activities	2,471,088	757,564
Financing activities		
Dividends paid on preferred shares	(70,350)	(70,350)
Repayment of other debt	(366,820)	(12,174)
Debt (net)	(4,200,132)	5,968,518
Cash flow (used in) from financing activities	(4,637,302)	5,885,994
Investing activities		
Capital expenditures – rental properties	(256,346)	(573,828)
Capital expenditures- hotel and other	(324,197)	(461,801)
Properties under development	(4,463,646)	(6,068,494)
Proceeds from sale of rental property	4,775,000	-
Cash flow used in investing activities	(269,189)	(7,104,123)
Net decrease in cash and cash equivalents	(2,435,403)	(460,565)
Cash and cash equivalents, beginning of period	3,126,946	3,281,232
Cash and cash equivalents, end of period	$691,543	$2,820,667
Interest paid	$4,607,235	$4,801,309
Taxes paid	$180,000	$190,000

PACRIM INTERNATIONAL CAPITAL INC.
Schedule B: Supplementary Information
For the Second Quarter Ended December 31, 2001

1. **Share Capital**

   Common shares
   Authorized:
   1,200,000,000 common shares with a par value of $0.01 each.
   Issued and outstanding: 63,357,974 common shares.

   Convertible redeemable preferred shares (CRPS)
   Authorized: 16,205,000 at a par value of $1.00 each.
   Issued and outstanding: 7,035,000.

2. **Earnings per share**

   Net income per common share was calculated by dividing net income by the weighted average number of shares outstanding during the period of 63,357,974 (2000: 63,357,974).

PACRIM INTERNATIONAL CAPITAL INC.
For the Second Quarter Ended December 31, 2001

To our Shareholders:

Pacrim International Capital Inc. is pleased to report the Company's results for the second fiscal quarter ended December 31, 2001. Both of our main operating divisions continue to outperform our major competitors and deliver positive operating results. Cash flow from operations has remained relatively stable compared to the previous year even though revenue has declined and expenses have continued to rise due to increased taxation and extraordinary one time expenses.

Financial Highlights

	Three months ended December 31		Six months ended December 31	
	2001	2000	2001	2000
Revenue	$11,972,123	$12,222,432	$26,070,317	$26,389,471
Net (loss) income	(75,490)	1,220,681	1,009,717	3,895,053
Cash flow from operations	760,535	816,181	3,298,106	3,834,194
Net (loss) income per share	(0.001)	0.02	0.02	0.06
Cash flow per share	0.01	0.01	0.05	0.06

Real Estate

Rental revenue from our real estate division has increased by 11% from the same period in fiscal 2001. Occupancy has declined within the last few months with our portfolio averaging 91% occupancy at the end of December. We have experienced some vacancies in our retail portfolio which has hampered our results from this division. Management has dedicated additional resources to rectify the situation and expectations are results will improve during the second half of our fiscal year.

Phase I of Golf Greens, our second condominium project located in Fredericton NB continues to progress as planned with 40% of the units sold. Construction is on schedule with a completion date in late summer 2002.

We continue to progress through the development stage of our third condominium project located in Bedford, NS. Market response has been strong with several units on reserve. Construction is scheduled to commence during the fourth quarter.

Hospitality

Revenue from our hospitality division is down 4% from the same period last year. This has been a remarkable achievement by the management and staff of this division during this time of uncertainty and challenge.

Outlook

The past several months have been a challenging time for both management and staff. Our results show the quality of both our properties and human resources. We have been able to successfully manage both of our divisions through a tough economic period and all indicators are promising a recovery in 2002.

Guy Lam
Chairman

For more information please contact:

Tracy Sherren
Suite 11, 117 Kearney Lake Road
Halifax, Nova Scotia
Canada
B3M – 4N9

(902) 457-0144

ITEM 26





October 12, 2001

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

Re: Pacrim International Capital Inc.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the day of October 12, 2001.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Notice of Annual Meeting
B) Management Information Circular
C) Proxy
D) Supplemental Mail Return Card

Yours very truly,
CIBC MELLON TRUST COMPANY

"Gilda Brombal"
Account Officer
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9

ITEM 27

PACRIM INTERNATIONAL CAPITAL INC.

COMMON SHAREHOLDER PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 4, 2001

The undersigned shareholder of Pacrim International Capital Inc. (the "Corporation") hereby appoints Mr. Guy Lam, Chief Executive Officer of the Corporation, or failing him, of the Corporation, or instead of either of the foregoing, ____________________ as proxy for the undersigned with power of substitution, to attend and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on December 4, 2001 and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the said meeting or any adjournment or adjournments thereof and without limiting the general authorization and powers hereby given, the person(s) named as proxy are specifically directed to vote:

FOR ☐ or **WITHHELD** ☐

(or if no specification is made, **FOR**)

the election of the directors referred to in the Management Information Circular and Proxy Statement.

FOR ☐ or **WITHHELD** ☐

(or if no specification is made, **FOR**)

the appointment of the auditors referred to in the Management Information Circular and Proxy Statement.

SIGNED this ______ day of ________________, 2001 Name:____________________________

Please Print

____

Signature of Shareholder

NOTE:

1. This proxy confers authority for the above-named to vote at his/her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying this proxy or other matters which may properly come before the meeting or any adjournments thereof.

2. Each shareholder has the right to appoint a person or company to represent him at the meeting other than the person specified above. Such right may be exercised by striking out the names of the specified persons and by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3. Please sign exactly as your name appears on the proxy. If the shareholder is a corporation, the proxy should be executed by duly authorized officers and the corporate seal affixed.

ITEM 28

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR
of
PACRIM INTERNATIONAL CAPITAL INC.

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of PACRIM INTERNATIONAL CAPITAL INC. (the "Corporation"), will be held on December 4, 2001 at 4:00 pm. (Suite 3202, Tower II, Lippo Centre, Hong Kong) for the following purposes:

1) TO RECEIVE and consider the financial statements for the fiscal year ended June 30, 2001 together with the auditors' report thereon;

2) TO ELECT directors;

3) TO APPOINT auditors and authorize the directors to fix their remuneration;

4) TO TRANSACT such other business as may properly come before the meeting or any adjournment thereof.

A description of the business to be submitted to the meeting is contained in the accompanying Management Information Circular.

DATED at Hong Kong this 5th day of October, 2001

BY ORDER OF THE BOARD OF DIRECTORS

Guy Lam
Chief Executive Officer

Any shareholder who is unable to attend the meeting in person is requested to sign and date the enclosed form of proxy and return such form of proxy in the envelope provided for that purpose for use at the meeting.

PACRIM INTERNATIONAL CAPITAL INC.

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Pacrim International Capital Inc. (the "Corporation") for use at the Annual Meeting of Shareholders of the Corporation (the "Meeting") called for the 4th day of December 2001. It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Corporation. The cost of soliciting proxies for management will be borne by the Corporation.

MANNER IN WHICH PROXIES WILL BE VOTED

The shares represented by the accompanying form of proxy (if the same is properly executed in favour of the persons named therein, the management nominees, and is received at the offices of CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3K9, *not later than 4:30 p.m. (Vancouver time) on December 3, 2001* or by the Chairman of the Meeting before the commencement of the Meeting or, if the Meeting is adjourned, not later than 24 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting or by the Chairman of the Meeting before the commencement of such adjourned Meeting) will be voted or withheld from voting in accordance with the specifications made on the particular form of proxy. **In the absence of such a specification, such shares will be voted for the election of directors, for the appointment of auditors and the authorization of the directors to fix their remuneration all as specified in this Management Information Circular.**

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice, and with respect to other matters which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters.

ALTERNATE PROXY

Each shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder, to attend and act for him and on his behalf at the Meeting. Any shareholder wishing to exercise such right may do so by inserting in the blank space provided in the accompanying form of proxy the name of the person whom such shareholder wishes to appoint as proxy and by duly depositing such proxy or by duly completing and depositing another proper form of proxy.

REVOCABILITY OF PROXY

A shareholder giving a proxy has the power to revoke it. Such revocation may be made by the shareholder duly executing another form of proxy bearing a later date and duly depositing the same before the specified time, or may be made by written instrument revoking such

proxy executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the offices of CIBC Mellon Trust Company at the address aforesaid, at any time up to the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the date of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

At October 5th, 2001, the authorized capital of the Corporation is $12,000,000 divided into 1,200,000,000 common shares with a par value of $0.01 per share, of which 63,357,974 are issued and outstanding and $16,205,000 divided into 16,205,000 convertible redeemable preferred shares with a par value of $1.00 per share, of which 7,035,000 are issued and outstanding. To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to the Corporation's outstanding common shares as at the date of this report, except as follows:

Name and Address	Type of Ownership	Number of Shares	Percentage of Issued Shares
Pacrim International Capital Holdings Inc.	Beneficial	34,196,763	53.97%
Hong Kong-Shanghai Products Inc. (1)	Beneficial	6,335,815	10.0%

(1) All of the outstanding shares of these companies are beneficially owned by Guy Lam, a director and officer of the Corporation.

The Corporation has fixed October 9, 2001 as the record date for purposes of determining shareholders entitled to receive notice of the Meeting. In accordance with the provisions of the Act, the Corporation will prepare a list of the holders of Voting Shares on such record date. Each holder of Voting Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting except to the extent that (a) the shareholder has transferred any of his or her shares after the date on which the list was prepared, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days before the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

ELECTION OF DIRECTORS

The number of directors has been fixed at three. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will not be able to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting and until his successor is duly elected unless, prior thereto, he resigns or his office becomes vacant by death or other cause.

The following table sets out certain information with respect to the nominated directors of the Corporation.

Name of Director	Date of Original Appointment	Number of Common Shares Held[(1)]	Principal Occupation	Positions other than director held with the Corporation
Guy Lam Hong Kong	Oct. 28/91	40,668,293	Chief Executive Officer and Secretary of the Corporation	Chairman, Chief Executive Officer and Secretary of the Corporation
Edward Good Halifax, Nova Scotia	Feb. 5/98	60,000	President of the Corporation and Pacrim Developments Inc.	President of the Corporation and Pacrim Developments Inc.
Malcolm Bell Hong Kong	Apr. 15/98	10,000	Solicitor of the Corporation	Solicitor of the Corporation

(1) Includes shares beneficially owned, directly or indirectly, or over which control or direction is exercised. See "Voting Securities and Principal Holders Thereof."

APPOINTMENT OF AUDITORS

Arthur Andersen, Chartered Accountants, Calgary, Alberta, Canada ("Arthur Andersen") were appointed auditors of the Corporation for fiscal 2001 on December 5th, 2000 by the Directors. The Directors have determined that Arthur Andersen be proposed for appointment as auditors for the next fiscal period.

The persons named in the enclosed form of proxy intend to vote for the appointment of Arthur Andersen as auditors of the Corporation at a remuneration to be fixed by the directors, to hold office until the close of the next annual meeting.

EXECUTIVE COMPENSATION

Summary Compensation Table. The following table sets forth all compensation paid in respect of the CEO and those individuals who were Named Executive Officers for the fiscal year ended June 30, 2001 whose total salary and bonus exceeded $100,000 during the period.

Name and Principal Position	Annual Compensation				Long-Term Compensation Awards
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options (#)
Guy Lam, Chief Executive Officer	2001	Nil	Nil	$461,520 (housing allowance)	Nil
	2000	Nil	Nil	$346,153 (housing allowance)	Nil
	1999	$80,000	Nil	Nil	333,000
Edward Good, President	2001	$300,000	$110,000[1]	$7,200 (car allowance)	480,000[2]
	2000	$300,000	$100,000	$7,200 (car allowance)	800,000
	1999	$300,000	$30,000	$7,200 (car allowance)	233,000

Value at June 30, 2001 of Unexercised Stock Options. Information regarding unexercised stock options held by the Named Executive Officers at June 30, 2001 is summarized in the following table. The Named Executive Officers did not exercise any options during the fiscal year.

Name	Unexercised Stock Options at June 30, 2001 (#)		Value of Unexercised in-the-Money Stock Options at June 30, 2001 ($)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Guy Lam	3,291,375	41,625	Nil	Nil
Edward Good	413,875	1,309,125	Nil	Nil

[1] This amount will be paid subsequent to year-end.

[2] These options have not yet been issued.

Directors' Compensation. During the year, Malcolm Bell received $5,000 for serving as a Director of the Corporation. None of the other directors of the Corporation received fees or other cash compensation in their capacity as directors. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Employment Agreements with Named Executive Officers. Pursuant to an employment agreement dated January 1, 1999 and commencing July 1, 1998, with Mr. Guy Lam, the Corporation agreed to employ Mr. Lam until June 30, 2003. The agreement provides for payment of a base salary and housing allowance of $400,000 annually plus a performance bonus if the before tax net profit (as determined by reference to the Corporation's audited consolidated financial statements) of the Corporation exceeds $3,000,000 in any financial year. If it does, Mr. Lam will receive a bonus equal to 5% of net profit if such profit is greater than $3 million and not more than $4 million; 6% if such profit is greater than $4 million and not more than $5 million; 7% if such profit is greater than $5 million and not more than $6 million; 8% if such profit is greater than $6 million and not more than $7 million; 9% if such profit is greater than $7 million and not more than $8 million; 10% if such profit is greater than $8 million. If Mr. Lam's employment ceases part way through a financial year, any bonus payable will be pro-rated for the portion of the year during which he was employed. Mr. Lam will be reimbursed for all expenses reasonably incurred by him in the proper performance of his duties, including all rental expenses for living accommodation in Hong Kong.

During fiscal 2001, the Corporation and Mr. Lam agreed to waive his salary and agreed to a housing allowance equivalent to $38,460 per month as total compensation (see "Interests of Insiders in Material Transactions"). Either the Corporation or Mr. Lam may terminate the agreement with cause.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

During fiscal 1999, one of the Corporation's subsidiaries, Pacrim Realty (HK) Limited ("PRL") invested $3,799,464 in the preferred shares of Eminent Gain Limited ("Eminent Gain"). Eminent Gain is a company in which Mr. Guy Lam, the Corporation's Chairman and Chief Executive Officer, holds all of the outstanding common shares. The only asset held by Eminent Gain is a property known as Unit A and B on 27th Floor of Century Tower I and Car Parking Spaces Nos. 62 and 75 on Level 3 of Century Tower, Nos. 1 & 1A Tregunter Path, Century Tower I, Hong Kong ("the Property"). The total cost of the Property (including improvements) amounted to the equivalent of $7,495,531. The investment was financed by the issuance of these preferred shares to PRL and third party financing, totalling $3,653,846.

During fiscal 2000, PRL invested a further $469,997 in the preferred shares of Eminent Gain, which was used to finance improvements on the Property.

PRL is renting the property from Eminent Gain for a monthly fee equivalent to $38,460, being the market rate in Hong Kong, in order to provide housing to Mr. Guy Lam. Eminent Gain has agreed to pay a dividend of 2% per annum on the preferred shares purchased by PRL and the lease agreement provides PRL with the right to offset rents owing against future dividends on the preferred shares.

During fiscal 2001, $79,113 was loaned to Eminent Gain. This loan is unsecured, non-interest bearing and has no fixed terms of repayment.

TABLE OF INDEBTEDNESS

The following table sets out the only indebtedness of directors, executive officers, and senior officers, which was outstanding during the year ended June 30, 2001.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During the Year Ended June 30, 2001	Amount Outstanding as at September 30, 2001
Guy Lam Chief Executive Officer (1)	Lender	$499,547	$499,547

(1) The loan was made to Pacrim International Capital Holdings Inc., all of the outstanding shares of which are beneficially owned by Mr. Lam.

The balance due is unsecured, interest-free and has no fixed term of repayment.

DIRECTORS' APPROVAL

The contents of and the sending of this Circular to Shareholders have been approved by the Board of Directors of Pacrim International Capital Inc.

DATED as of October 5th, 2001.

Guy Lam, Chief Executive Officer and Director

PACRIM INTERNATIONAL CAPITAL INC.

COMMON SHAREHOLDER PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 4, 2001

The undersigned shareholder of Pacrim International Capital Inc. (the "Corporation") hereby appoints Mr. Guy Lam, Chief Executive Officer of the Corporation, or failing him, of the Corporation, or instead of either of the foregoing, ____________________ as proxy for the undersigned with power of substitution, to attend and vote for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on December 4, 2001 and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the said meeting or any adjournment or adjournments thereof and without limiting the general authorization and powers hereby given, the person(s) named as proxy are specifically directed to vote:

FOR ☐ or **WITHHELD** ☐

(or if no specification is made, **FOR**)

the election of the directors referred to in the Management Information Circular and Proxy Statement.

FOR ☐ or **WITHHELD** ☐

(or if no specification is made, **FOR**)

the appointment of the auditors referred to in the Management Information Circular and Proxy Statement.

SIGNED this ______ day of ________________, 2001 Name:____________________________

Please Print

____

Signature of Shareholder

NOTE:

1. This proxy confers authority for the above-named to vote at his/her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying this proxy or other matters which may properly come before the meeting or any adjournments thereof.

2. Each shareholder has the right to appoint a person or company to represent him at the meeting other than the person specified above. Such right may be exercised by striking out the names of the specified persons and by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3. Please sign exactly as your name appears on the proxy. If the shareholder is a corporation, the proxy should be executed by duly authorized officers and the corporate seal affixed.

Supplemental Mailing List

In accordance with National Policy Statement No. 41 - Shareholder Communication, beneficial shareholders may elect annually to have their name added to an issuer's supplemental mailing list in order to receive financial statements. If you are interested in receiving such statements, please complete and return this form to:

CIBC Mellon Trust Company
P.O. Box 1900
Vancouver, B.C.
V6C 3K9

Please note that both registered and non-registered shareholders should return the form; registered shareholders will not automatically receive unaudited interim financial statements. (Registered shareholders are those with shares registered in their name; non-registered shareholders have their shares registered in the name of an agent, broker or bank.)

Please put my name on your Supplemental Mailing List to receive unaudited interim financial statements of Pacrim International Capital Inc.

NAME : ______________________________

ADDRESS : ______________________________

____

SIGNATURE : ______________________________

PACRIM INTERNATIONAL CAPITAL INC. CUSIP#G68657 10 8

ITEM 29



Pacrim Developments Inc.

November 23, 2001

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Vancouver Stock Exchange
Toronto Stock Exchange

Dear Sirs:

RE: PACRIM INTERNATIONAL CAPITAL INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 23rd day of November 2001.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Interim Financial Statements for the three months ended September 30, 2001

Yours very truly,
Pacrim Developments Inc.

Tracy C. Sherren, CA
VP Finance and Chief Financial Officer

Suite 11, 117 Kearney Lake Road
Halifax, NS

ITEM 30

PACRIM INTERNATIONAL CAPITAL INC.

FIRST QUARTER RESULTS

TO

SEPTEMBER 30, 2001

PACRIM INTERNATIONAL CAPITAL INC.
Schedule A: Consolidated Balance Sheets
First Quarter Ended as at September 30, 2001 and 2000
(Unaudited – Prepared by Management)

	September 30	
	2001	2000
Assets		
Rental properties	$34,349,531	$34,750,834
Hotel and other	76,535,224	77,645,268
Properties under development	18,655,941	14,261,506
	129,540,696	126,657,608
Cash and cash equivalents	3,393,388	2,261,981
Amounts receivable	7,829,582	10,585,443
Prepaid expenses and deferred charges	3,914,347	3,880,278
Other assets	8,969,403	6,841,263
	$153,647,416	$150,226,573
Liabilities		
Debt	$125,165,228	$121,452,114
Accounts payable and accrued liabilities	6,122,458	6,049,605
Other debt	2,315,028	2,609,496
Future income tax liability	1,167,319	829,898
	134,770,033	130,941,113
Shareholders' equity		
Common shares	1,120,448	1,120,448
Convertible preferred shares	7,035,000	7,035,000
Contributed surplus	1,093,271	1,093,271
Adjustment arising on reorganization	(5,068,005)	(5,068,005)
Cumulative translation adjustment	-	36,671
Retained earnings	14,696,669	15,068,075
	18,877,383	19,285,460
	$153,647,416	$150,226,573

PACRIM INTERNATIONAL CAPITAL INC.
Schedule A: Consolidated Statements of Operations and Retained Earnings
For the First Quarter Ended September 30, 2001 and 2000
(Unaudited – Prepared by Management)

	September 30	
	2001	**2000**
Revenue		
Rental properties		
Base rent	$1,296,381	$1,206,899
Cost recoveries	373,912	269,036
Hospitality		
Hotels	9,689,758	9,759,551
Food and beverage	2,508,068	2,649,602
Interest and other	230,075	281,951
	14,098,194	14,167,039
Expenses		
Rental properties		
Operating costs and taxes	283,134	229,579
Hospitality		
Direct costs	4,818,076	5,002,802
Operating and administrative costs	3,218,302	2,782,932
Depreciation and amortization	1,077,263	1,015,978
Interest on debt	2,193,236	2,244,296
General and administrative	950,925	807,713
	12,540,936	12,083,300
Income before under-noted items	1,557,258	2,083,739
Gain on refinancing of debt	-	675,000
Provision for income taxes	470,039	81,703
Equity in the losses of affiliated companies	(2,012)	(2,663)
Net income	1,085,207	2,674,373
Retained earnings, beginning of period	13,681,812	12,464,052
Dividends paid on preferred shares	70,350	70,350
Retained earnings, end of period	$14,696,669	$15,068,075
Basic earnings per share	$0.02	$0.04

PACRIM INTERNATIONAL CAPITAL INC.
Schedule A: Consolidated Statements of Cash Flow
For the First Quarter Ended September 30, 2001 and 2000
(Unaudited – Prepared by Management)

	September 30	
	2001	**2000**
Operating activities		
Net income	$1,085,207	$2,674,373
Adjustments for:		
Depreciation and amortization	1,077,263	1,015,978
Equity in the results of affiliated companies	2,012	2,663
Gain on refinancing of debt	-	(675,000)
Provision for income taxes	373,029	-
Cash flow from operations	2,537,511	3,018,014
Net changes in other operating items	(2,614,951)	(2,543,792)
Cash flow (used in) from operating activities	(77,440)	474,222
Financing activities		
Dividends paid on preferred shares	(70,350)	(70,350)
Repayment of other debt	(188,373)	(120,261)
Debt (net)	(1,070,489)	3,840,365
Cash flow (used in) from financing activities	(1,329,212)	3,649,754
Investing activities		
Capital expenditures – rental properties	(297,840)	(536,290)
Capital expenditures- hotel and other	(109,712)	(206,049)
Properties under development	(2,694,354)	(4,400,888)
Proceeds from sale of rental property	4,775,000	-
Cash flow from (used in) investing activities	1,673,094	(5,143,227)
Net increase (decrease) in cash and cash equivalents	266,442	(1,019,251)
Cash and cash equivalents, beginning of period	3,126,946	3,281,232
Cash and cash equivalents, end of period	$3,393,388	$2,261,981

PACRIM INTERNATIONAL CAPITAL INC.
Schedule B: Supplementary Information
For the First Quarter Ended September 30, 2001

1. **Share Capital**

   Common shares
   Authorized:
   1,200,000,000 common shares with a par value of $0.01 each.
   Issued and outstanding: 63,357,974 common shares.

   Convertible redeemable preferred shares (CRPS)
   Authorized: 16,205,000 at a par value of $1.00 each.
   Issued and outstanding: 7,035,000.

2. **Earnings per share**

   Net income per common share was calculated by dividing net income by the weighted average number of shares outstanding during the period of 63,357,974 (2000: 63,357,974).

PACRIM INTERNATIONAL CAPITAL INC.
For the First Quarter Ended September 30, 2001

To our Shareholders:

Pacrim International Capital Inc. is pleased to report the Company's results for the first fiscal quarter ended September 30, 2001. Our operations continue to provide positive results.

Both our real estate and hospitality divisions are demonstrating their ability to manage through an uncertain economic climate demonstrating continued above market returns.

Financial Highlights

	Three months ended September 30	
	2001	2000
Revenue	$14,098,194	$14,167,039
Net income	1,085,207	2,674,373
Cash flow from operations	2,537,511	3,018,013
Net income per share	0.02	0.04
Cash flow per share	0.04	0.05

Real Estate

Rental revenue from our real estate division has increased by 13% from the same period in fiscal 2001. Occupancy and rental rates continue to remain stable with overall occupancy at 94% at the end of the first quarter.

Multi Residential

Our first condominium project in Halifax has been successful with 97% of the units sold. Phase I of Golf Greens, our second condominium project located in Fredericton NB continues to progress as planned with 35% of the units presold. Construction commenced during the first quarter and is expected to be completed in late summer 2002.

The pre-marketing of our third condominium project, The Royalton, located in Bedford NS was initiated in the first quarter with construction scheduled to start in early 2002.

In July, the Company sold its ownership in a 67-unit apartment building located in Clayton Park, Halifax realizing a gain on our investment.

Commercial

Lacewood Square, our 45,000 sq.ft. office/retail project located in Clayton Park has reached 70% occupancy as of September 30th, 2001. Leasing activity is continuing and the project will be fully leased by the end of the third quarter.

The remainder of our commercial portfolio has experienced some vacancies during the first quarter. Due to the prime location of these properties, management believes the re-leasing of this space will be completed early in 2002.

Hospitality

Given the events of September 11th, expectations for reduced operating income from our hospitality portfolio were anticipated. While our revenue from this division is slightly less than the same period last year, the division has been able to sustain an operating profit of $4.2m for the quarter. This represents a 10% decrease from last year of which some can be attributed to the resulting slowdown in the hospitality sector since the events of September 11th.

While this division has been negatively affected by these events, we believe our properties will continue to outperform their competitors and remain at or near the top in their respective markets.

Outlook

As we continue to manage our operations through these challenging times, we believe our strategies and core competencies are strong and will enable us to move forward into new areas of growth while maintaining a strong and profitable base of hotel and real estate operations.

Guy Lam
Chairman

For more information please contact:

Tracy Sherren
Suite 11, 117 Kearney Lake Road
Halifax, Nova Scotia
Canada
B3M – 4N9

(902) 457-0144

ITEM 31

c5725
r f BC-Pacrim-tourism-award 11-09 0190
News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Pacrim Hospitality Honored by TIANS with Tourism Award of Excellence

(TSE symbol - PCN)

HALIFAX, NS, Nov. 9 /CNW/ - Guy Lam, Chairman is pleased to announce that on Tuesday November 6th at a Gala Awards dinner, hosted by the Tourism Industry Association of Nova Scotia, Pacrim Hospitality received the Sectoral Award for Accommodation.

The Sectoral award recognizes an organization for outstanding achievement and professionalism within their sector. Companies honored with the award show a commitment to service excellence and continually strive to improve product and service.

"We are very proud of what we have achieved in a relatively short period of time. Our employees and management team are to be congratulated on a job well done" noted Glenn Squires, Senior Vice President, Hospitality.

Pacrim Hospitality manages 15 hotels and 5 restaurants across Canada and is part of the Pacrim International Group of Companies that have operations in both Canada and Hong Kong.

For further information contact Tracy Sherren at (902) 457-0144.
%SEDAR: 00003175E

-0- 11/09/2001
/For further information: Tracy Sherren, (902) 457-0144/
(PCN.)

CO: Pacrim International Capital Inc.
ST: Nova Scotia
IN: FIN
SU: AWD

-30-

CNW 11:46e 09-NOV-01

ITEM 32

ITEM 33

Management's Responsibility

The consolidated financial statements of Pacrim International Capital Inc. have been prepared by management and approved by the Board of Directors of the Company. Management is responsible for the preparation and presentation of the information contained in the consolidated financial statements and other sections of the annual report. The Company maintains appropriate systems of internal control, policies and procedures that provide management with reasonable assurance that assets are safeguarded and financial records are reliable and form a proper basis for the preparation of financial statements. The Company's independent auditors, Arthur Andersen LLP have been appointed by the Shareholders to report on the consolidated financial statements. Their report is included below.

Report of the Auditors

To the Shareholders of Pacrim International Capital Inc. :

We have audited the consolidated balance sheets of Pacrim International Capital Inc. as at June 30, 2001 and 2000 and the consolidated statements of operations and retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Arthur Andersen LLP

Calgary, Alberta
August 31, 2001

Arthur Andersen LLP
Chartered Accountants

Pacrim International Capital Inc.
Consolidated balance sheets as at June 30, 2001 and 2000

Assets	Notes	2001	2000
Rental properties	4, 5	$39,221,709	$34,576,160
Hotel and other	4, 5	76,961,968	77,982,191
Properties under development	4, 5	15,961,587	9,860,618
		132,145,264	122,418,969
Cash and cash equivalents		3,126,946	3,281,232
Amounts receivable	6	7,451,225	9,374,943
Prepaid expenses and deferred charges		3,873,260	3,419,891
Other assets	6	8,140,833	7,882,778
		$154,737,528	$146,377,813
Liabilities			
Debt	5	$126,235,717	$118,286,749
Accounts payable and accrued liabilities		7,341,594	7,849,972
Future income tax liability		794,290	-
Other debt		2,503,401	2,729,757
		136,875,002	128,866,478
Shareholders' Equity			
Common shares	8	1,120,448	1,120,448
Convertible redeemable preferred shares	8	7,035,000	7,035,000
Adjustment arising on reorganization	2	(5,068,005)	(5,068,005)
Contributed surplus	8	1,093,271	1,093,271
Cumulative translation adjustment		-	36,671
Retained earnings	7	13,681,812	13,293,950
		17,862,526	17,511,335
Total Liabilities and Shareholders' Equity		$154,737,528	$146,377,813

Approved on behalf of the Board

Guy Lam   Edward Good   Malcolm Bell

The notes form an integral part of these financial statements.

Pacrim International Capital Inc.
Consolidated statements of operations and retained earnings
For the years ended June 30, 2001 and 2000

Revenue	Notes	2001	2000
Rental properties			
Base rent		$5,142,993	$4,123,078
Cost recoveries		1,091,028	994,673
Hospitality			
Hotels		33,556,084	29,666,458
Food and beverage		10,140,769	9,031,747
Interest and other		1,032,198	890,363
		50,963,072	44,706,319
Expenses			
Rental properties			
Operating costs and taxes		1,260,701	1,049,684
Hospitality			
Direct costs		19,210,412	17,302,358
Operating and administrative costs		10,406,008	8,840,699
Interest on debt	5	8,975,610	8,026,632
Depreciation and amortization		4,120,984	5,674,992
General and administrative		5,962,709	4,369,704
		49,936,424	45,264,069
Income (loss) before the under-noted items		1,026,648	(557,750)
Gain on refinancing of debt		675,000	1,980,000
Provision for income taxes	7	342,108	408,687
Income before equity interests		1,359,540	1,013,563
Equity in the losses of affiliated companies		(1,080)	(152,686)
Net income		1,358,460	860,877
Retained earnings at beginning of year, as previously reported		13,293,950	12,983,423
Adjustment for the cumulative effect of change in accounting policy on prior periods	7	(829,898)	-
Retained earnings at beginning of year, as restated		12,464,052	12,983,423
Dividends paid on preferred shares		140,700	550,350
Retained earnings, end of year		$13,681,812	$13,293,950
Basic and fully diluted earnings per share	9	$ 0.02	$0.01

The notes form an integral part of these financial statements.

Pacrim International Capital Inc.

Consolidated statements of cash flow for the years ended June 30, 2001 and 2000

Cash flow from operating activities	2001	2000
Net income	$1,358,460	$860,877
Adjustments for:		
Depreciation and amortization	4,120,984	5,674,992
Equity in the losses of affiliated companies	1,080	152,686
Gain on refinancing of debt	(675,000)	(1,980,000)
(Recovery) provision for income taxes	(35,608)	-
Cash flow from operations	4,769,916	4,708,555
Net change in other operating items	318,138	(2,120,204)
Cash flow from operating activities	5,088,054	2,588,351
Cash flow from financing activities		
Dividends paid on preferred shares	(140,700)	(550,350)
Repayment of other debt	(226,356)	(425,657)
Proceeds from debt (net)	8,623,968	14,503,449
Cash flow from financing activities	8,256,912	13,527,442
Cash flow from investing activities		
Properties under development	(6,100,969)	(4,315,355)
Capital expenditures - rental properties	(6,135,476)	(8,370,625)
Capital expenditures - hotel and other	(1,262,807)	(2,826,770)
Purchase of preferred shares	-	(469,997)
Cash flow used in investing activities	(13,499,252)	(15,982,774)
Net (decrease) increase in cash and cash equivalents	(154,286)	133,019
Cash and cash equivalents, beginning of year	3,281,232	3,148,213
Cash and cash equivalents, end of year	$3,126,946	$3,281,232
Interest paid	$9,456,976	$8,526,607
Taxes paid	$340,000	$621,000

The notes form an integral part of these financial statements.

Pacrim International Capital Inc.
Notes to the consolidated financial statements

1. Nature of operations

Pacrim International Capital Inc. (the "Company") was incorporated in the British Virgin Islands on June 5, 1990.

These consolidated financial statements include the results of operations of the Company and its wholly-owned subsidiaries (the "Group"). Particulars of the wholly-owned subsidiaries are as follows:

Name	Place of incorporation	Principal activities
Pacrim Developments Inc. ("PDI")	Canada	Hotel and real estate development and management company.
Pacrim China Inc. ("PCI")	British Virgin Islands	Investment holding.
Pacrim Realty (HK) Limited ("PRL") (formerly Asiapac Development Limited)	Hong Kong	Property holding company.
Moldau N.V. ("Moldau")	Netherlands Antilles	Investment holding.
Cleripes Holding B.V. ("Cleripes")	Netherlands	Investment holding.

All significant intercompany transactions and balances have been eliminated on consolidation.



Pacrim International Capital Inc.
Notes to the consolidated financial statements

2. Reorganization

On July 1, 1997 the Company completed a series of transactions as part of a comprehensive reorganization of its operations. As a result of the Company's prior involvement in First Mortgage Nova Scotia Fund Inc. and First Mortgage Nova Scotia Fund (II) Inc. (the "Funds") and a desire to support the investors in these Funds, the Company formulated a strategy whereby a repayment option involving the payment of cash and the issuance of convertible preferred shares was offered to investors in these Funds.

PDI was incorporated as a subsidiary company and subsequently amalgamated with six companies to which the Funds had made loans. Some of these loans were non-performing prior to the reorganization. The companies included in the amalgamation were involved in the ownership and operation of hotels and commercial properties.

The steps involved in the reorganization included the following:

(a) Amalgamation of PDI with six real estate holding and operating companies;
(b) Purchase of non-performing mortgages by Cleripes, PDI's parent company; and
(c) Purchase of promissory notes in the Funds held by the investors.

(a) Formation of PDI and amalgamation

Effective July 1, 1997, the Company acquired through its wholly-owned subsidiary, PDI, the following companies: Barcan Development Inc., Barust Development Inc., AHL Scot Canada Inc., Hollis Hotel Inc., Maritime Ace Developments Inc. and Bellholme Investments Inc. pursuant to a merger agreement and a collateral amalgamation agreement dated June 26, 1997 (the "Amalgamation").

(b) Purchase of non-performing mortgages by Cleripes

The mortgages on the properties held by PDI immediately following the reorganization were for the most part held by Canadian immigrant investment funds. Mortgages in the amount of $15,795,000 (the "non-performing mortgages") due to the Funds had matured prior to the Amalgamation. The underlying properties which secured repayment of the non-performing mortgages did not have a sufficient value (as a consequence of high vacancy rates) to allow the properties to be refinanced in full at the time of the reorganization.

Cleripes, a subsidiary of the Company, purchased the non-performing mortgages from the Funds. The purchase price was satisfied by Cleripes issuing to the Funds, demand promissory notes bearing interest at 6.5% per annum supported by a guarantee from the Company. Each promissory note provides that Cleripes may repay such promissory note by setting-off against the outstanding principal owing any liability of the particular Fund to Cleripes.

Pacrim International Capital Inc.
Notes to the consolidated financial statements

c) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from these estimates.

(d) Capital assets

(i) Rental properties

Rental properties are recorded at the lower of cost less accumulated depreciation and amortization and estimated net recoverable amount.

Estimated net recoverable amount represents the undiscounted estimated future net cash flow expected to be received from the ongoing use and residual worth of the properties.

(ii) Land held for development

Land held for development is recorded at the lower of cost and estimated net recoverable amount.

(iii) Hospitality

Land, buildings, furniture, fixtures, and equipment are recorded at the lower of cost and net recoverable amount less accumulated depreciation.

(iv) Leasehold land

Leasehold land is recorded at the lower of cost and net recoverable amount and is amortized on a straight-line basis over the unexpired periods of the leases.

(v) Leasehold buildings and improvements

Leasehold buildings and improvements are recorded at the lower of cost and net recoverable amount and are amortized over the unexpired periods of the leases or their expected useful lives, whichever is shorter.

Pacrim International Capital Inc.

Notes to the consolidated financial statements

(e) Depreciation and amortization

Depreciation of buildings and improvements is determined using the sinking fund method under which an increasing amount consisting of a fixed annual sum together with interest compounded at the rate of 5% per annum, is charged to income so as to fully depreciate the building and improvements over their estimated useful lives of 40 years.

Depreciation on furniture and equipment is provided on a straight line basis over a period up to 10 years.

(f) Deferred charges

Deferred charges are carried at cost and are amortized over terms appropriate to the expenditure.

Leasing charges are deferred and amortized over the term of the related leases.

(g) Capitalization of costs

The Company capitalizes certain costs as part of properties under development and land under development. These include direct carrying costs such as realty taxes and direct expenses applicable to its properties under development and interest on debt specific to and secured by such properties.

Capitalization of costs to properties continues until the property reaches its economic value or its accounting completion date, the determination of which is based on achieving a satisfactory occupancy level within a predetermined time limit.

(h) Income taxes

In the year ended June 30, 2001, the Company adopted the liability method for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Prior to the adoption of the recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns, and measured at the tax rate in effect in the year the difference originated.

(i) Foreign currency transactions

The Company's financial records are maintained and its financial statements are stated in Canadian dollars. The financial records of certain subsidiaries of the Group are maintained in Hong Kong dollars, U. S. dollars and Dutch guilders.

Pacrim International Capital Inc.
Notes to the consolidated financial statements

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates of exchange at that date. Foreign currency transactions during the period are recorded at the rates of exchange in effect at the transaction dates. Exchange differences are included in operating results.

On consolidation, monetary assets and liabilities of fully integrated subsidiaries stated in foreign currencies are translated into Canadian dollars at the rates of exchange at the balance sheet date and non-monetary items are translated at historical exchange rates. The related statements of operations are translated at the average exchange rate for the period.

(j) Revenue recognition

The Company, as lessor, accounts for its leases as operating leases as the Company retains substantially all of the risks and benefits of ownership. Rental revenue is recognized over the term of the lease as it is earned and the related assets are classified as rental properties. Hospitality revenues are recognized as the related services are provided.

(k) Statements of cash flow

For the purposes of the consolidated statement of cash flow, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

(l) Short-term investments

Short-term investments held for trading purposes are stated at the lower of cost and market value.

(m) Fair value of financial investments

The Company has various financial instruments including cash and cash equivalents, amounts receivable, amounts due from related parties, bonds, loans, accounts payable and long-term debt. Due to the short-term maturity of such instruments except short-term investments and long-term debt, their book value approximates their fair value. The carrying value of the Company's long-term debt approximates its fair value as the rates of interest approximate market rates.

The majority of the Company's amounts receivable are with customers in the real estate and hospitality industry and are subject to normal industry credit risk.

Pacrim International Capital Inc.
Notes to the consolidated financial statements

4. Capital assets

	2001	2000
Rental properties		
Land	$5,103,679	$5,151,594
Land improvements	2,146,246	1,775,245
Buildings and leaseholds	34,432,848	29,547,421
Other	2,257,027	2,075,732
	43,939,800	38,549,992
Less accumulated depreciation and amortization	(4,718,091)	(3,973,832)
	$39,221,709	$34,576,160
Hotel and other		
Land	$7,359,979	$7,359,979
Buildings	63,202,198	62,822,693
Furniture and equipment	10,141,956	9,672,120
Assets under capital lease	1,533,199	1,298,000
Other	1,003,422	860,105
	83,240,754	82,012,897
Less accumulated depreciation and amortization	(6,278,786)	(4,030,706)
	$76,961,968	$77,982,191
Properties under development		
Land under development	$4,961,786	$1,125,000
Construction in progress - development	10,989,601	8,150,005
Construction in progress - hospitality	10,200	585,613
	$15,961,587	$9,860,618

5. Debt

Mortgages payable bearing interest at rates from 6.75% to 9.48% and maturing on various dates from 2001 to 2011. Security for the mortgages payable include a first and second charge on the properties of the Company.	$126,235,717

Pacrim International Capital Inc.
Notes to the consolidated financial statements

Portion due less than one year	$69,654,287
Portion due in year two	7,774,970
Portion due in year three	-
Portion due in year four	7,250,737
Portion due in year five	6,411,588
Portion due after five years	35,144,135
	$126,235,717

Interest in the amount of $668,276 (2000 - $612,533) was capitalized to properties which were under development during 2001.

6. Amounts receivable and other assets

	2001	2000
(a) Amounts receivable		
Trade accounts receivable	$3,669,588	$5,374,871
Receivable from sale of discontinued operations	3,094,370	3,094,370
Management fees receivable (Note 10)	2,402,654	1,641,392
Due from Eminent Gain Limited (Note 10)	79,113	-
Loans receivable	205,500	264,310
	9,451,225	10,374,943
Less provision for bad debt	(2,000,000)	(1,000,000)
	$7,451,225	$9,374,943
(b) Other assets		
Deposits	$ 2,907,668	$2,666,941
Investment in preferred shares (Note 10)	4,269,461	4,269,461
Inventory	315,572	302,938
Short-term investments	148,584	148,584
Due from the ultimate holding company, net (i)	499,548	494,854
	$8,140,833	$7,882,778

(i) The balance due from the ultimate holding company, Pacrim International Capital Holdings Inc. is unsecured, interest-free and has no fixed term of repayment.



Pacrim International Capital Inc.

Notes to the consolidated financial statements

7. Taxation

Taxation on the profits of the Company and its subsidiaries is calculated at the rates applicable in the respective jurisdictions.

During the year ended June 30, 2001 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method is used, based on differences between the financial reporting and tax bases of assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively without restatement of the 2000 financial statements.

The effect of the new recommendations on the opening 2001 financial statements was to increase (decrease) the following:

Future income tax liability	$ 829,898
Retained earnings	$(829,898)

The adjustment to retained earnings was a result of the recognition of the future tax cost of taxable temporary differences and the benefit of previously unrecognized loss carry forwards.

The majority of the Company's operations are conducted in Canada, the following table reconciles the expected Canadian income taxes to the provision for income taxes recorded in the financial statements.

Year ended	2001	2000
Income before income taxes	$1,701,649	$1,422,250
Statutory income tax rate	45%	45%
Expected income tax	765,742	640,013
Effect on income tax of:		
Benefit of previously unrecognized losses	(1,765,125)	(3,209,692)
Losses in foreign jurisdictions not recognized	907,075	837,580
Taxable temporary differences	105,657	1,958,211
Large corporations tax	377,716	408,687
Other	(48,957)	(226,112)
Provision for income taxes	$342,108	$408,687
Future	$(35,608)	$ -
Large corporations tax	377,716	408,687
Provision for income taxes	$342,108	$408,687

Pacrim International Capital Inc.
Notes to the consolidated financial statements

The Company has certain tax losses, the benefits of which have been recorded in the consolidated financial statements. Accumulated tax losses carried forward at June 30, 2001 expire as follows:

2005	$94,199
2006	4,599,660
	$4,693,859

8. Share capital

Common shares

Authorized:
1,200,000,000 common shares with a value of $0.01 each

Issued:

	2001		2000	
	Shares	Amount	Shares	Amount
Balance, beginning of year	63,357,974	$1,120,448	62,655,706	$825,496
Issued to convert preferred shares	-	-	702,268	294,952
Balance, end of year	63,357,974	$1,120,448	63,357,974	$1,120,448

The Company has established a stock option plan for directors, officers and employees. The Company has granted options to purchase shares under the terms of the Stock Option Plan. Total stock option activity relating to the Stock Option Plan was as follows:

	Shares	Weighted Average Exercise Price
Balance, June 30, 1999	3,286,500	$0.50
Granted	1,099,000	$0.50
Balance, June 30, 2000	4,385,500	$0.50
Granted	1,000,000	$0.50
Balance, June 30, 2001	5,385,500	$0.50

Pacrim International Capital Inc.

Notes to the consolidated financial statements

At June 30, 2001, 5,385,500 options were exercisable at $0.50 with a weighted average remaining contractual life of 5.6 years. Stock options outstanding at June 30, 2001 were as follows:

Expiry Date	Option Price	Number of shares
October 28, 2003	$0.50	3,041,500
January 1, 2007	$0.50	25,000
August 24, 2008	$0.50	200,000
January 2, 2009	$0.50	20,000
December 14, 2010	$0.50	1,099,000
December 8, 2011	$0.50	1,000,000

Convertible redeemable preferred shares ("CRPS")

Authorized: 16,205,000 CRPS at a par value of $1.00 each.

Issued:

	2001		2000	
	Shares	Amount	Shares	Amount
Balance, beginning of year	7,035,000	$7,035,000	12,000,000	$12,000,000
Conversion to common shares	-	-	(4,965,000)	(4,965,000)
Balance, end of year	7,035,000	$7,035,000	7,035,000	$7,035,000

The CRPS gave the holders thereof rights to convert into fully paid common shares of the Company ("common shares") at a rate determined by a Prescribed Formula which was approved by the Toronto Stock Exchange. The conversion rights attached to the CRPS were exercisable from May 22, 1999 to June 21, 1999, both dates inclusive.

On July 20, 1999 in accordance with the terms of the preferred shares and at the request of those preferred shareholders who advised the Company during the conversion period, the Company converted $4,965,000 CRPS into common shares. As a result of the conversion, $294,952 common shares were issued and a reduction of $3,576,776 was made to the "Adjustment arising on reorganization" account. The conversion resulted in contributed surplus of $1,093,271.

As at June 30, 2001, 7,035,000 in CRPS remain outstanding. Dividend payments are at the discretion of the board of directors. Dividend payments of $140,700 (2000-$550,350) were made during the year.

Subsequent to July 21, 1999, the Company may redeem the CRPS at an amount to be determined by the board of directors. The Company has not yet determined whether and at what price the CRPS will be redeemed.

Pacrim International Capital Inc.

Notes to the consolidated financial statements

9. Earnings per share

Basic and fully diluted earnings per share for the year ended June 30, 2001 has been computed by dividing consolidated net earnings by the weighted average number of 63,357,974 common shares outstanding during the year (2000-63,319,494).

10. Related party disclosures

In addition to the related party matters discussed in Notes 2 and 6, the Company was involved in the following related party transactions:

(a) Investment in preferred shares of Eminent Gain Limited

During fiscal 1999, PRL invested $3,799,464 in the preferred shares of Eminent Gain Limited ("EGL") a Company owned by the majority shareholder. EGL's only investment is a property recorded at a cost of $7,212,294. The investment was financed by the issuance of preferred shares to PRL and third-party financing. PRL intends to rent this property in order to provide housing to the Chairman of the Company, Mr. Guy Lam, effective October 1999. EGL has agreed to pay dividends on the preferred shares purchased by PRL and it is intended that the final lease agreement to be entered into will provide PRL the right to offset rents owing against future dividends on the preferred shares.

During fiscal 2000, PRL invested $469,997 in the preferred shares of EGL.

(b) Discontinued operations

By virtue of a continued managerial agreement with the two discontinued operations Lam & Co. International and Pacrim Capital Limited are related. Amounts receivable at June 30, 2001 include amounts receivable of $2,402,654 (2000-$1,641,392) from these two companies.

11. Contingencies

The Company has been named as a defendant in legal proceedings arising from the ownership of a hotel property. The Company believes this claim is without merit and is vigorously defending the action. In the opinion of management, the legal matter will be resolved without material effect on the Company's Consolidated Financial Statements.

12. Comparative figures

Certain comparative figures for 2000 have been reclassified to conform with the basis of presentation adopted for 2001.

ITEM 34



Pacrim Developments Inc.



October 31, 2001

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Vancouver Stock Exchange
Toronto Stock Exchange

Dear Sirs:

RE: PACRIM INTERNATIONAL CAPITAL INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 31th day of October 31, 2001.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) 2001 Annual Report and Financial Statements for the year ended June 30, 2001

Yours very truly,
Pacrim Developments Inc.

Tracy C. Sherren, CA
VP Finance and Chief Financial Officer

Suite 11, 117 Kearney Lake Road
Halifax, NS

ITEM 35





General Description of the Company

PACRIM INTERNATIONAL CAPITAL INC., (the "Company"), through its wholly-owned subsidiary, Pacrim Developments Inc. ("PDI"), is a growth oriented public real estate company engaged in the ownership, development and management of commercial and residential real estate and hotels in Canada.

PDI is an owner, manager and developer of commercial and residential real estate, hotels and restaurants in Canada. As of June 30, 2001, the Company owned nine commercial developments representing total gross leasable area of 559,000 sq. ft. In addition, PDI owned four hotels, five restaurants, and several parcels of land held for future commercial and multi-unit residential developments.

The Company was incorporated by registration of its Articles and Memorandum of Association under provisions of the International Business Companies Ordinance of the British Virgin Islands on June 5, 1990. The common shares of the Company trade on the Toronto Stock Exchange (PCN).

The following discussion and analysis should be read in conjunction with the consolidated financial statements of the Company for the years ended June 30, 2001 and 2000.

Results of Operations

Revenues in 2001 increased by $6.3m or 14% and operating income grew by $1.6m or 284% compared to 2000. Net income has increased by $0.5m or 58% in 2001 from 2000 as a result of improved operating results from both the hospitality and real estate divisions.

Cash flow from operations in 2001 was $4.8m or $0.08 per share which has remained relatively constant compared to 2000. While cash flows from both the hospitality and real estate divisions have increased by $1.0m and $1.3m respectively, they have been partially offset by increased administrative costs, losses on abandoned projects and third party development contracts.

Cash flow from operating activities was $5.1m in 2001, a net increase of $2.5m from $2.6m in 2000. This improvement resulted from decreased cash requirements for other operating items such as accounts receivable, accounts payable, prepaid expenses and other assets. The change in other operating items resulted in a net positive position of $0.3m in 2001, an increase of $2.4m compared to 2000. This reduction was the net result of the collection of accounts receivable and increased start up and financing costs.

Cash flow from financing activities for 2001 was $8.3m, a decrease of $5.3m from $13.5m in 2000. In 2000, the Company had higher financing activity as a result of additional debt raised to finance several new commercial developments as well as some redevelopment and expansion of existing hotel properties.

Cash flow used for investing activities was $13.5m in 2001, compared to $16.0m in the prior year, a decrease of $2.5m. This net decrease related primarily to the reduction in the redevelopment and expansion activities in the hospitality division. New developments in the real estate division have remained relatively constant compared to the prior year.

Real Estate

Rental revenue from the Company's real estate division increased $1.1m or 22% to $6.2m in 2001. Net operating income from rental property operations was $5.0m in 2001, an increase of 22% or $0.9m from 2000. These increases were primarily the result of improved occupancy and increased rental rates in our commercial division as well as the addition of two new commercial/office properties totaling approximately 70,000 sq. ft.

Occupancy at June 30, 2001 was 94% which represents an increase compared to 2000, with overall inventory increasing by approximately 13% during the fiscal year. Leasing activity for 2001 amounted to 88,615 sq. ft. compared to 103,579 sq. ft. in 2000. Average net rent achieved on leasing activity during 2001 was $15 per sq. ft., 23% higher than previous rents.

At June 30, 2001, the Company has lease expiries in its commercial portfolio which average 9% of gross leaseable area per year over the next five years. The Company expects many of the current tenants to renew existing leases at current or more favorable rental rates.

Hospitality

The Company's hospitality division is made up of four hotels and five restaurants. Overall revenue has increased 13% or $5.0m. Operating income from this division increased $1.5m or 12% to $14.0m. The majority of these increases were due to continued above average returns from our hotel portfolio and the addition of a new 200 seat restaurant during the year.

Room revenue increased 14 % to $27.0m in 2001, while cost of sales increased by 13% over the same period. The Company's overall average RevPar increased by 19% to $110 compared to 2000. During the past three years, the Company's RevPar has increased on average 19% per annum compared to an industry average in Canada of approximately 3.0%.

During the year, the hospitality division generated $0.4m in revenue from external hotel management service contracts. This new area will continue to expand and capitalize on the Company's expertise in this industry while helping to offset administrative and overhead costs.

General and Administrative Expense

General and administrative costs incurred from operations in 2001 were $6.0m compared to $4.4m for the same period last year, representing an increase of $1.6m. This was due to increased administrative expenses, write off of amounts associated with abandoned projects and cost overruns on third party development projects as well as an additional provision for bad debts of approximately $1.0m.

Interest Expense

Interest on long term debt has increased 12% to $9.0m. This increase is due to the incurrance of additional debt resulting from continued development and refinancing of existing properties.

The range of interest rates on the Company's debt was 6.75 % to 9.48 %, with maturities ranging from 2001 to 2011. Interest on properties under development in the amount of $0.7m was capitalized in 2001.

Depreciation and Amortization

Depreciation and amortization expense fell by $1.6m to a total of $4.1m for the year ended June 30, 2001. This expense has decreased as a significant amount of one time start up costs associated with the opening of the Sheraton Suites Calgary Eau Claire were amortized during fiscal 2000.

Risk Management

In the normal course of its business, Pacrim International Capital Inc. is exposed to numerous business risks that can impact both short and long-term performance. It is the responsibility of the management team, under the supervision of the Board of Directors, to identify and mitigate the impact of these potential risks.

Real Estate

Real estate development is generally subject to varying degrees of risk, depending on the nature of the property. Such risks include changes in general economic conditions, local conditions, competition from others with available

space and the owner's ability to economically provide adequate maintenance. The real estate industry is capital intensive and therefore sensitive to interest rates and to the availability of capital.

Leasing Risk

The Company attempts to stagger lease maturities on a property-by-property basis, thereby generating a more stable flow of revenue and mitigating the risks related to changing market conditions. Less than twenty five percent of the leases in the Company's portfolio will mature in the next three years. Management's leasing philosophy is focused on obtaining long-term tenancies with contractual rent escalation.

Financing and Interest Rate Risk

The Company will require additional financing in order to grow and expand its operation. It is possible such financing will be unavailable or, if available, subject to unfavorable terms. In addition, upon expiry of the financing of any particular property, refinancing on a conventional mortgage loan basis may not be available in the amounts required or may be available only on terms less favorable to the Company than existing financing.

Management believes the majority of the Company's upcoming debt maturity can be refinanced at the existing balances and at competitive rates.

The Company and the real estate industry has significant exposure to interest rate risk. The majority of the Company's debt is fixed rate thereby mitigating its exposure to increases in short-term interest rates. Management's strategy is to lock in long term financing at competitive rates to limit any negative effects on cash flows from increases in interest rates.

Acquisition and Development Risk

A major component of the Company's overall growth strategy is to continue to focus on development of both residential and commercial real estate. In developing a property, the company realizes the risk that projected financial returns may not be achieved. Management endeavors to reduce such risk by securing commitments from major tenants, negotiating fixed price construction contracts and arranging financing prior to proceeding with a development.

Hospitality

The Company's hotel properties are subject to normal operating risks common to the hotel industry, including seasonal and cyclical business fluctuations. Industry reports indicate the hotel industry in Canada continues to operate in a strong market, which should allow for improvements in occupancy levels and average room rates at the Company's properties. During 2001, approximately 54% of the division's revenues were generated in the first and fourth quarter. Individual hotel properties are aware of the seasonal nature of their markets and sales initiatives are planned to offset times of low demand.

Outlook

PICI believes the future for our Company will be focused on continued expansion in our multi-unit residential division as well as seeking growth opportunities in the third party hotel management industry. During the past three years, the Company's activities have centered on building a solid base of profitable commercial real estate and hotel properties. We have achieved our core objectives and will continue to expand through acquisitions and development in markets where we already have a presence as well as entering new areas on an opportunistic basis.

The Company believes moderate growth will continue in the commercial, multi-unit residential and hotel industries in Canada and are confident we are in a perfect position to capitalize on opportunities that complement our core strategies.

ITEM 36



September 11, 2001

To the Following Securities Commission(s):

Alberta Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Securities Registry-Northwest Territories
Ontario Securities Commission
Quebec Securities Commission
Justice Services Division-Yukon
B.C. Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Nunavut Securities Commission
P.E.I. Securities Commission
Saskatchewan Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

Re: Annual General Meeting
Pacrim International Capital Inc.

We are the Registrar and Transfer Agent for the above noted Company and as such we advise you of the following dates in connection with their Annual General Meeting of Shareholders:

Date Of Meeting:	December 4, 2001
Record Date:	October 9, 2001
Material Mail Date:	October 12, 2001
Applicable Securities:	Common
Cusip Number:	G68657 10 8

Yours very truly,
CIBC MELLON TRUST COMPANY

Gilda Brombal
Account Officer
Client Services
/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9